ALDERON RESOURCE CORP.

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

Suite 1240, 1140 West Pender St.

Vancouver, B.C. V6E 4G1

June 3, 2011

ALDERON RESOURCE CORP.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

i

ADDITIONAL INFORMATION	82
AUDIT COMMITTEE	82
Audit Committee Charter	82
Composition of the Audit Committee	82
Relevant Education and Experience	83
Audit Committee Oversight	83
Reliance on Certain Exemptions	83
Pre-Approval Policies and Procedures	84
External Auditor Service Fees	84
Exemption	84
SCHEDULE A	85

ii

ANNUAL INFORMATION FORM

ALDERON RESOURCE CORP.

PRELIMINARY NOTES

Effective Date of Information

The information contained in Alderon Resource Corp.’s annual information form (“AIF” or “Annual Information Form”) is presented as of December 31, 2010, unless otherwise stated herein.  Unless the context otherwise requires, all references to the “Company” or “Alderon” shall mean Alderon Resource Corp., together with its subsidiary.

Currency

Unless specified otherwise, all references in the AIF to “dollars” or to “$” are to Canadian dollars and all references to “US dollars” or to “US$” are to United States of America dollars.

Metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by

Hectares	Acres	2.471

Metres	Feet (ft.)	3.281

Kilometres (km.)	Miles	0.621

Tonnes	Tons (2000 pounds)	1.102

Grams/tonne	Ounces (troy/ton)	0.029

Special Note Regarding Forward-Looking Statements

This AIF contains “forward-looking statements” concerning anticipated developments and events that may occur in the future. Forward looking statements contained in this AIF include, but are not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) the market and future price of iron ore and related products; (iii) success of exploration activities; (iv) permitting time lines; (v) currency fluctuations; (vi) requirements for additional capital; (vii) government regulation of mining operations; (viii) environmental risks; (ix) unanticipated reclamation expenses; (x) title disputes or claims; (xi) limitations on insurance coverage; (xii) increases in mineral resource estimates; and (xiii) construction and development timeline.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking statements contained in this

AIF are based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined herein) in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in ore reserves, grade or recovery rates resulting from current exploration and development activities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, and environmental risks. Also, see “Risk Factors” in this AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this AIF.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading “Risk Factors” in this AIF.

Cautionary Note to U.S. Investors — Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian

Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

GLOSSARY

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

“Acquisition Agreement” means the share exchange agreement dated December 15, 2009 among Alderon, Privco and the Vendor in respect of the Privco Acquisition;

“AIF” or “Annual Information Form” means this annual information form and any appendices, schedules or attachments hereto;

“Alderon” or the “Company” means unless the context otherwise requires, Alderon Resource Corp., together with its subsidiary;

“Altius” means Altius Resources Inc., a wholly owned subsidiary of Altius Minerals Corporation;

“Altius Option” means the exclusive right and option to acquire a 100% interest in the Kami Property, free and clear of all encumbrances, in accordance with the terms of the Altius Option Agreement and the Assignment Agreement;

“Altius Option Agreement” means the option agreement dated November 2, 2009, as amended on January 15, 2010, between Privco and Altius pursuant to which Privco held the Altius Option;

“Assignment Agreement” means the assignment agreement dated December 15, 2009 among Privco, Alderon and Altius, pursuant to which Privco assigned and Alderon assumed Privco’s rights, title, interest, benefits, obligations and duties under the Altius Option Agreement;

“Business Day” means a day, other than Saturdays, Sundays and statutory holidays, when the banks conducting business in the City of Vancouver, British Columbia, are generally open for the transaction of banking business;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“Common Share” means a common share in the capital of the Company;

“Computershare” means Computershare Investor Services Inc.;

“December 2009 Private Placement” means the private placement by Alderon of 10,000,000 First Subscription Receipts, at a purchase price of $0.15 per First Subscription Receipt, for gross proceeds of $1,500,000, which proceeds were held in escrow pending satisfaction of the Financing Escrow Release Conditions;

“Escrow Agreements” means the escrow agreement dated February 25, 2010 and the escrow agreement dated December 6, 2010 entered into among Alderon, Computershare and certain shareholders of the Alderon, pursuant to which the Common Shares owned by such persons will be held in escrow in accordance with the requirements of the Exchange;

“Escrow Shares” means the Common Shares to be held in escrow pursuant to Exchange policies and released in accordance with the applicable provisions thereof;

“Exchange” or “TSX-V” means the TSX Venture Exchange and includes the NEX trading board of the TSX Venture Exchange;

“February 2010 Private Placement” means the private placement by Alderon of 10,000,000 Second Subscription Receipts, at a purchase price of $1.00 per Second Subscription Receipt, for gross proceeds of $10,000,000, which proceeds were held in escrow pending satisfaction of the Financing Escrow Release Conditions;

“Financing Escrow Release Conditions” means the escrow conditions in connection with the December 2009 Private Placement and the February 2010 Private Placement, being the following: (i) the completion of a consolidation of the Common Shares on a basis of two existing Common Shares for one new Common Share; and (ii) the completion of the Privco Acquisition;

“First Subscription Receipt” means a subscription receipt of Alderon issued pursuant to the December 2009 Private Placement that was automatically convertible, without any additional consideration or further action by the holder thereof, into one Common Share upon satisfaction of the Financing Escrow Release Conditions;

“Kami Property” or “Property” means the Kamistiatusset property located in Newfoundland and Labrador and eastern Québec;

“NI 43-101” means National Instrument 43-101- Standards of Disclosure for Mineral Projects;

“Privco” means 0860132 B.C. Ltd., a company incorporated under the laws of British Columbia;

“Privco Acquisition” means the acquisition by Alderon of the Privco Share from the Vendor in exchange for 5,000,000 Common Shares pursuant to the Acquisition Agreement;

“Privco Share” means one common share in the capital of Privco, representing all of the issued and outstanding shares of Privco;

“Second Subscription Receipt” means a subscription receipt of Alderon issued pursuant to the February 2010 Private Placement that was automatically convertible, without any additional consideration or further action by the holder thereof, into one Common Share upon satisfaction of the Financing Escrow Release Conditions;

“Technical Report” means the technical report entitled “Technical Report and Mineral Resource Estimate on the Kamistiatusset Property, Newfoundland and Labrador for Alderon Resource Corp.” prepared by WGM, dated May 20, 2011, and relating to the Kami Property;

“Vendor” means Mark J. Morabito, the former holder of the Privco Share; and

“WGM” means Watts, Griffis and McOuat Limited, author of the Technical Report.

ABBREVIATIONS

In the AIF, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following abbreviations have the meanings set forth herein or therein:

Abbreviation	Term
% or Wt%	Weight Percent
%DTWR	% Davis Tube Weight Recovery
%magFe	Percentage of Fe in magnetite
%hmFe	Percentage of Fe in hematite
%Wt Recovery	General term for weight recovery
cm	Centimetre
cm2	Square centimetre
cm3	Cubic centimetre
DT, DTC or C	Davis Tube, Davis Tube Concentrate, Concentrate
DTT	Davis Tube tests
Fe	Iron; SFe and TFe
FeO	Iron(II) oxide or ferrous oxide
Ft	Foot (feet)
Head or Crude or H	Non-concentrated material
km	Kilometre
km2	Square kilometre
m	Metre
m2	Square Metre
m3	Cubic Metre
Mn	Manganese
OIF	Oxide iron formation
SIF	Silicate iron formation
SiO2 or SiO2	Silicon dioxide
SFe	Soluble iron
TFe	Total iron
TFe Recovery or Rec’y	%TFe units recovered compared to TFe units in Head

CORPORATE STRUCTURE

Name, Address and Incorporation

Alderon was incorporated pursuant to the provisions of the Company Act (British Columbia) on March 21, 1978 under the name “Comanche Resources Inc.”, with an authorized capital of 5,000,000 shares without par value. The following name changes have occurred since its inception:

(a)          On February 28, 1979, the name was changed to “Shawnee Oil Corporation”

(b)         On June 11, 1981, the name was changed to “Enfield Resources Inc.”.

(c)          On June 30, 1989, the name was changed to “Pacific Summa Capital Corp.”

(d)         On June 28, 1991, the name was changed to “Pacific Summa Environmental Corp.”

(e)          On October 30, 1998, the name was changed to “Truax Ventures Corp.”

(f)            On September 1, 2004, the name was changed to “Aries Resource Corp.”

(g)         On September 24, 2008, Aries Resource Corp. changed its name to Alderon Resource Corp.

On June 11, 1981, a special resolution of shareholders was passed to increase its authorized capital to 10,000,000 shares without par value.  On June 30, 1989, a special resolution was passed to increase its authorized capital to 20,000,000 shares without par value.  On April 27, 1990, a special resolution was passed to increase its authorized capital to 100,000,000 shares without par value. On August 9, 2000, Alderon effected a 30-for-one share consolidation. On September 1, 2004, Alderon made the application for transition into the current Business Corporations Act (British Columbia) and on the same date the shareholders passed a special resolution to change its authorized capital to an unlimited number of common shares without par value.  Alderon has also effected a four-for-one share consolidation on September 1, 2004, a ten-for-one share consolidation on September 24, 2008 and a two-for-one share consolidation on March 3, 2010.  Presently, the authorized share capital of Alderon consists of an unlimited number of Common Shares, without nominal or par value.

The Common Shares are listed on the TSX-V under the trading symbol “ADV” and trade on the OTCQX International under the symbol “ALDFF”. Its head office and registered and records office is located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada.

Inter-corporate Relationships

Alderon has one wholly-owned subsidiary, 0860132 B.C. Ltd., a company incorporated in British Columbia, as set out in the corporate structure table below.

ALDERON RESOURCE CORP. (British Columbia)
100%
0860132 B.C. LTD. (British Columbia)

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The principal business of the Company is the acquisition, exploration and development of mineral properties. Significant business, operations and management developments for the Company over the three most recently completed fiscal years have been as follows:

Year Ended December 31, 2008 Developments

During the year ended December 31, 2008, the Company raised an aggregate of $90,000 in capital through private placements. The Company raised $35,000 through the sale of flow-through units and $55,000 through the sale of non flow-through units.

During the year ended December 31, 2008, the Company was focused on the exploration of its portfolio of resource properties which included the following: Racing River, Mt. Roosevelt, Gataga, Tower, Toad River, Liard, Liard-Trident, Churchill, Key and Okey, Anvil, Saddle and Tentsi (the “Prior Properties”). The rights to these properties were either held by the Company or the subject of property option or joint venture agreements with several third parties. During the years ended December 31, 2008 and December 31, 2009, all of the Prior Properties were abandoned and their value written down by the Company.

Year Ended December 31, 2009 Developments

Altius Option Agreement

On November 2, 2009, Privco entered into the Altius Option Agreement pursuant to which Privco, or an approved assignee of Privco, had the exclusive right and option to acquire a 100% title and interest in the Kami Property, subject to the terms and conditions of the Altius Option Agreement. In order to exercise the Altius Option, Privco was required to (i) assign its interest in the Altius Option Agreement to a company acceptable to Altius, that had its shares listed on the Toronto Stock Exchange or the Exchange (“Pubco”); (ii) fund exploration expenditures on the property of at least $1,000,000 in the first year, and cumulative expenditures in the first two years of at least $5,000,000; and (iii) issue to Altius, after the satisfaction of certain financing conditions, shares of Pubco such that upon issuance Altius will own 50% of Pubco’s issued capital, on a fully diluted basis; and (iv) raise not less than $5,000,000 in capital.

Altius retained a 100% interest in the Kami Property until such time as Privco satisfied all of the conditions to exercise the Altius Option. Privco had until November 2, 2011 to satisfy such conditions and exercise the Altius Option. Upon exercise, Altius was required to transfer its 100% interest in the Kami Project to Pubco and retained a 3% gross sales royalty, in addition to the equity stake in Pubco described above.

Alderon also has a right of first offer under the Altius Option Agreement. With certain exceptions, any proposed sale by Altius or its affiliates of interests or rights in any claims, permits or other property interests located in the same western Labrador iron ore mining district as the Kami Property and described in the Altius Option Agreement must first be offered to Alderon at the same price and terms.

The Altius Option Agreement also provides for the Board of Directors of Alderon to be expanded to a maximum of eight directors.  As long as Altius holds at least 10% of the Common Shares outstanding, Altius may nominate one individual as director, and Alderon will use reasonable efforts to cause his or her election.  That number increases to three directors as long as Altius holds at least 20% of the Common Shares outstanding.

Privco satisfied the first condition of the Altius Option Agreement on December 15, 2009, when it entered into the Acquisition Agreement with Alderon and the Vendor. On the same date, Privco, Alderon and Altius entered into the Assignment Agreement, assigning Privco’s rights and obligations under the Altius Option Agreement to Alderon.

Acquisition Agreement

On December 15, 2009, Alderon entered into the Acquisition Agreement with the Vendor and Privco pursuant to which Alderon agreed to acquire all of the outstanding shares of Privco from the Vendor in consideration of the issuance of 5,000,000 Common Shares. In connection with the Privco Acquisition, Alderon and Privco also entered into the Assignment Agreement, together with Altius, whereby Alderon agreed to assume all of Privco’s rights and obligations under the Altius Option Agreement.

December 2009 Financing

On December 22, 2009, Alderon completed a private placement of 10,000,000 First Subscription Receipts at a price of $0.15 per First Subscription Receipt, for gross proceeds of $1,500,000. The gross proceeds of the December 2009 Private Placement were held in escrow pending satisfaction of the Financing Escrow Release Conditions. Upon notice of satisfaction of the Financing Escrow Release Conditions, the escrow agent was to release the gross proceeds of the December 2009 Private Placement to Alderon, and each First Subscription Receipt was to be automatically converted (without any further action on the part of the holder and for no additional consideration) into one Common Share. Finder’s fees of 1,000,000 warrants were issued in connection with the December 2009 Private Placement.  Each finder’s warrant entitled the holder to purchase one Common Share for $0.15, on or before December 22, 2010.

Year Ended December 31, 2010 Developments

Altius Option Agreement Amendment

On January 15, 2010, Altius, Privco and Alderon amended the terms of the Altius Option Agreement to provide that upon the completion of the December 2009 Private Placement and the February 2010 Private Placement, all financing conditions set forth in the Altius Option Agreement shall have been satisfied.  The amendment also waived the specified minimum price condition and clarified the calculation and number of payment shares to be issued to Altius to achieve the ownership of 50% of the issued and outstanding Common Shares (on a fully diluted basis).

February 2010 Financing

On February 16, 2010, Alderon completed a private placement of 10,000,000 Second Subscription Receipts at a price of $1.00 per Second Subscription Receipt, for gross proceeds of $10,000,000. The gross proceeds of the February 2010 Private Placement were held in escrow pending satisfaction of the Financing Escrow Release Conditions. Upon notice of satisfaction of the Financing Escrow Release Conditions, the escrow agent was to release the gross proceeds of the February 2010 Private Placement, plus interest, to Alderon, and each Second Subscription Receipt was to be automatically converted (without any further action on the part of the holder and for no additional consideration) into one Common Share. In connection with the February 2010 Private Placement, Alderon agreed to pay aggregate finders’ fees of $445,500 in cash issued an aggregate of 445,500 finders’ warrants.  Each finders’ warrant entitled the holder to acquire one Common Share for $1.00 on or before February 16, 2011.

Closing of Privco Acquisition

Effective March 3, 2010, the Company completed the Privco Acquisition and acquired all of the outstanding common shares of Privco.  In consideration for the Privco Shares, the Company issued 5,000,000 Common Shares to the Vendor. The Company also filed a NI 43-101 technical report on the Kami Property, dated February 12, 2010, prepared by WGM.

On completion of the Privco Acquisition, the 10,000,000 First Subscription Receipts issued in connection with the December 2009 Private Placement were automatically converted into 10,000,000 Common Shares for no additional consideration, and the proceeds of the December 2009 Private Placement were released from escrow. The 10,000,000 subscription receipts that were issued in connection with the subsequent February 2010 Private Placement were also converted into 10 million Common Shares for no additional consideration, and the proceeds of the February 2010 Private Placement were released from escrow.

Upon closing of the Privco Acquisition, Jeff Durno, Robert Chisholm, Aron Buchman and Craig Goldenberger resigned as directors and management of the Company and Stan Bharti, Mark J. Morabito, Bruce Humphrey, Brad Boland, and Patrick Gleeson were appointed to the Board of Directors. In addition to the appointment of Mark J. Morabito as President and Chief Executive Officer (the “CEO”), Stan Bharti was appointed Executive Chairman and Sonya Atwal was appointed as Chief Financial Officer (the “CFO”).

March 2010 Financing

On March 23, 2010, the Company closed a private placement of 1,818,182 flow-through Common Shares at a price of $2.75 per flow-through Common Share for gross proceeds of $5,000,000. In connection with the private placement, Alderon paid a cash finder’s fee equal to 5% of the gross proceeds. Alderon also issued to the finder non-transferable warrants equal to 5% of the flow-through Common Shares sold through the private placement. Each finder’s warrant may be exercised for one Common Share at an exercise price of $2.75 per finder’s warrant until March 23, 2012.

Memorandum of Understanding with Innu of Labrador

On August 11, 2010, Alderon concluded a memorandum of understanding (“MOU”) with the Innu Nation of Labrador whereby the parties agreed to an ongoing business relationship with respect to the development of Alderon’s Newfoundland and Labrador exploration and development activities, mainly with respect to the Kami Property.

The MOU provides that Alderon and the Innu Nation will work together to establish a long term, mutually beneficial, cooperative business relationship. In return for their ongoing consent and support of Alderon’s exploration and development activities in Labrador, the Innu Nation will benefit through economic opportunities for community members. These opportunities will include employment and training for individuals or contracts with local Innu Nation registered businesses. Furthermore, Alderon has set aside a budget for the Innu Nation to be involved in the environmental monitoring of Alderon’s exploration and development activities.

Altius Option Exercise

On December 6, 2010 Alderon exercised the Altius Option to acquire a 100% interest in the Kami Property from Altius. In order to complete the exercise of the Option, Alderon issued an aggregate of 32,285,006 Common Shares to Altius. In addition, Altius’ Chairman, John Baker, and Chief Executive

Officer, Brian Dalton, were nominated and elected to the Board of Directors of Alderon at the annual general meeting which was held on December 10, 2010. Altius retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.

December 2010 Financing

On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole Common Share purchase warrant entitles the holder to acquire one common share at a price of $2.80 until December 16, 2012. In connection with the private placement, the Company paid the underwriters a cash commission of $1,204,500, equal to 6% of the gross proceeds and issued 547,500 broker’s warrants. at an exercise price of $2.20 per warrant until December 16, 2012. These broker’s warrants include one-half of one Common Share purchase warrant exercisable at $2.80 per warrant until December 16, 2012.

Developments Subsequent to December 31, 2010 and Outlook

Initial Mineral Resource Estimate at Kami Property

On April 5, 2011, the Company announced the results of the initial independent NI 43-101 mineral resource estimate on the Kami Property.  The WGM estimate includes an indicated iron ore resource of 490 million tonnes at 30.0% total iron and an additional inferred resource of 118 million tonnes at 30.3% total iron (refer to tables below for tonnage and grade details) based on a cut-off grade of 20% total iron.

The mineral resource is contained within two zones, Rose Central and Mills Lake.  The Rose Central Zone has a currently defined strike length of 1,700 m and a true thickness of up to 320 m.  Mills Lake is located 3.1 km southeast of Rose Central and has a currently defined strike length of 1,500 m and a true thickness of up to 180 m.  Both of these zones are open for expansion and will be followed up with further drilling this summer.  As shown in the table below, the defined resource is both sizable and fairly consistent in iron grade across multiple cut-off levels.

ROSE CENTRAL INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	355.4	30.2	27.2
22.5	372.2	29.9	26.9
20.0	376.1	29.8	26.9

ROSE CENTRAL INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	44.9	30.0	27.3
22.5	45.8	29.9	27.2
20.0	46.0	29.8	27.2

MILLS LAKE INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	111.6	30.7	28.0
22.5	113.7	30.6	27.8
20.0	114.1	30.5	27.8

MILLS LAKE INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	70.8	30.8	28.3
22.5	71.5	30.8	28.2
20.0	71.9	30.7	28.2

* Note: Oxide Iron is the combined iron in Magnetite and Hematite

The mineral resource estimate for the Kami Property is based on results from 68 diamond drillholes at Rose Central (48 holes) and Mills Lake (20 holes) zones totalling 24,079 m and is effective as of April 5, 2011. The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  Richard Risto, M.Sc, P. Geo of WGM is the qualified person who is responsible for the preparation of the mineral resource estimate.  Further information about the resource estimate can be found in “Mineral Properties — Kami Property — Resource Estimate”.

First Nation Consultation

Since January 2011, Alderon has been engaged in ongoing consultation efforts with the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John, and Naskapi Nation of Kawawachikmach. Details of these consultation efforts can be found in “Mineral Properties — Kami Property — Property Description and Location — First Nations Issues”.

Outlook

The Company is currently conducting an exploration and drilling program on its Kami Property with a goal to increase the NI 43-101 resource estimate. The goal for the updated resource is to delineate 800 million to 1 billion tonnes at a grade between 28-32% total iron. The potential increase in tonnage and grade are conceptual in nature as there has been insufficient exploration to define a larger mineral resource and it is uncertain if further exploration will delineate a larger mineral resource. These updated resource figures are reported as exploration targets based on the presence of step-out mineralized drillholes, known mineralized zones open along strike and geophysically anomalous areas from data received by Alderon.

Alderon is planning to conduct environmental base line studies and have engaged other First Nation groups who have asserted traditional rights and title to areas surround the Kami property. Further the company is also in midst of completing a scoping study complete with metallurgical test work program, which will be followed by a feasibility study in the second quarter of 2012.

Significant Acquisitions

The Company has made no significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102.

NARRATIVE DESCRIPTION OF THE BUSINESS

Summary of the Business

The Company is focused developing its core asset, the Kami Property located next to mining towns of Wabush, Labrador City and Fermont in Western Labrador, Canada. The deposit at the Kami Property is a

Lake Superior-type, banded iron formation with banded sedimentary rocks. The property is also surrounded by four producing mines and is within close proximity to a common carrier railway connected to deep sea ports which have year round access to the global market. The Company’s goal is to develop the Kami Project into a profitable mining operation and become a producer of low cost iron concentrate by taking advantage of the Kami Project’s strategic location and readily available regional infrastructure.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The success of the Company will depend not only on its ability to operate and develop its properties but also on its ability to select and acquire suitable properties or prospects for development or mineral exploration.

Employees

As of December 31, 2010, the Company had no employees and seven people working on a consulting basis. The Company’s strategy is consistent with that of many junior mineral exploration and development companies of largely operating through sub-contractors and consultants for the purposes of cost management.

Environmental Protection

The Company understands the importance of environmental protection.  The environmental protection requirements affect the financial condition and operational performance and earnings of the Company as a result of the capital expenditures and operating costs needed to meet or exceed these requirements. These expenditures and costs may also have an impact on the competitive position of the Company to the extent that its competitors are subject to different requirements in other governmental jurisdictions. In the most recently completed financial year, the effect of these requirements has been limited due to the exploration stage of the Company, but they are expected to have a larger effect in future years if the Company moves toward and commences development and production.

MINERAL PROPERTIES

General

The Company’s only mineral property is the Kami Property.

Kami Property

The following represents a brief summary of information contained in the Technical Report dated May 20, 2011, and prepared by Richard W. Risto, M.Sc., P. Geo., Michael Kociumbas, P. Geo. and G. Ross MacFarlane, P. Eng., all of WGM. The Technical Report was commissioned at the request of Alderon management. Unless specifically noted otherwise, the following disclosure regarding the Kami Property has been prepared under the authority and supervision and with the consent of the authors, each a “qualified person” within the meaning of NI 43-101, and WGM and, in some cases, is a direct extract from the Technical Report. The full Technical Report is available under the Company’s corporate profile on SEDAR at www.sedar.com.

Property Description and Location

Property Location

The Property is located in western Labrador and eastern Québec and straddles the interprovincial boundary.  It is approximately 10 km southwest from the town of Wabush, Newfoundland and Labrador and immediately adjacent (east) of the town of Fermont in Québec.  The Property perimeter is approximately 6 km southwest from the Wabush Mines mining lease.  The Property in Labrador consists of two non-contiguous blocks and spans an area that extends about 12 km east-west and 13 km north-south in NTS map areas 23B/14 and 15 and centred at approximately 52°49’N latitude and 67°02’W longitude. The location of the property and the mineral resource areas are illustrated on Figure 1 below.

FIGURE 1
KAMI PROPERTY MAP

ADV KAM / ADV_12_License_Map.cdr
Last revision date: Wednesday 18 May 2011

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Legend:
*Property outline
Claims boundary
Newfoundland and Labrador licence
Quebec claims
Road
WGM Mineral Resource Estimate Areas
Conservation Zone
*Province boundary and Newfoundland and Labrador Property outline based on Newfoundland and Labrador GeoScience Atlas
**Québec claims location based on Quebec GESTIM, Map 23B14 (2009/11/25)
***Conservation zone - approximately located
Pike Lake North
Duley Lake Provincial Park
Narrow Lake (Amphi Lake)
Long Lake (Duley Lake)
Québec
Pike Lake South
Rose Lake Area
Rose Lake
Elfie Lake
Mart Lake
Mid Lake
Mart Lake Area
017926M
Lac Daviault
015980M
PROPERTY OUTLINE
017948M
Fermont
Molar Lake
Mills Lake
Mills Lake Area
Scale 1 : 75,000
0 0.75 3.75
Kilometres
UTM NAD27 Zone 19
Newfoundland and Labrador
Florence Lake
Mag Lake
2156607
2156608
2156609
2156610
2156611
Graphics by: Watts, Griffis and McOuat Limited

Figure 2.

ALDERON RESOURCE CORP.

Kami Project

Southwest Labrador, Canada

Land Status Map

Property Description and Ownership

Alderon acquired a 100% interest in the Property on December 6, 2010 from Altius. The purchase is subject to a 3% gross sales royalty payable to Altius.

The Property is mainly located in Newfoundland and Labrador, but also a group of contiguous licences is held in Québec.  According to the claim system registries of both the Government of Newfoundland and Labrador and Québec, the Property in Newfoundland and Labrador and Québec is registered to Alderon. The total area of the Property is nominally 7,750 ha but some of the claims in Labrador and Québec overlap slightly.  The Property in Labrador comprises three map-staked licences, namely 015980M, 017926M and 017948M totalling 305 claim units covering 7,625 hectares.  License, 015980M issued in 2009, replaced licenses 014957M, 014962M, 014967M, 014968M and 015037M.  Licenses 017926M and 017948M were added to the Property in 2010.  Surface rights on the acquired lands are held by the provincial governments, but may be subject to First Nations rights.  Table 1 provides details of the current mineral land holdings in Labrador.

TABLE 1
KAMISTIATUSSET PROPERTY IN LABRADOR

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date	Report Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2014	February 28, 2011
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015	October 31, 2011
017948M	22	550	23B15	Sep 10, 2010	Sep 10, 2015	November 09, 2011
Total	305	7,625

The Property in Québec consists of five map-staked licenses covering a nominal area of 125.46 ha.  Table 2 provides details of the mineral land holdings in Québec.

TABLE 2
KAMISTIATUSSET PROPERTY IN QUÉBEC

Licence	Area (ha)	NTS Areas	Registration Date	Expiry Date	Designation Date	Work Necessary for Renewal($)	Required Fees for Renewal($)
CDC2156611	25.03	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	400.00	96.00
CDC2156609	45.31	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	450.00	107.00
CDC2156607	49.4	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	450.00	107.00
CDC2156610	3.50	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	16.00	26.00
CDC2156608	4.22	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	160.00	26.00
Total	125.46

The Property has not been legally surveyed, but the claims and licences both in Québec and Labrador were map-staked and are defined by UTM coordinates, so the Property location is accurate.

In Labrador, a mineral exploration licence is issued for a term of five years.  However, a mineral exploration licence may be held for a maximum of twenty years provided the required annual assessment work is completed and reported upon and the mineral exploration licence is renewed every five years.  The minimum annual assessment work required to be done on a licence are:

$200/claim in the first year;

$250/claim in the second year;

$300/claim in the third year;

$350/claim in the fourth year;

$400/claim in the fifth year;

$600/claim/year for years six to ten, inclusive;

$900/claim/year for years eleven to fifteen, inclusive; and

$1,200/claim/year for years sixteen to twenty, inclusive.

The renewal fees are:

for year five $25/claim;

for year ten $50/claim; and

for year fifteen $100/claim.

The minimum annual assessment work must be completed on or before the applicable anniversary date.  The assessment report must then be submitted within 60 days after the applicable anniversary date.

License 015980M is now in its 7th year.  The license was renewed December 29, 2009 with a fee payment of $4,775.00.  Total expenditures on the 191 claims to date accepted by the Department of Mines and Energy total $2,296,535.83.  Government records show that a Work Report for the 5th year was accepted on March 2, 2010.  To maintain the Property in good standing, through December 29, 2019, a total of $171,900 of acceptable work expenditures are required.  No Work Reports have to date been filed for the two new licenses.  Government records indicate that to maintain the licenses in good standing a total of $18,400.00 needs to be expended on license 017926M by August 30, 2011 and a total of $4,400.00 is required on license 017948M by September 10, 2011.

In Québec, the term of a claim is two years from the day the claim is registered, and the claim can be renewed indefinitely providing the holder meets all the conditions set out in the Mining Act (Québec) (the “Mining Act”), including the obligation to invest a minimum amount required in exploration work determined by regulation.  The Mining Act includes provisions to allow any amount disbursed to perform work in excess of the prescribed requirements to be applied to subsequent terms of the claim.

The claim holder may renew title for a two year period by:

•                  submitting an application for renewal prior to the claim expiry date; and

•                  paying the required fees, which vary according to the surface area of the claim, its location, and the date the application is received.  If renewal application is received 60 days prior to the claim expiry date, the regular fees apply; if it is received within 60 days of the claim (prior to expiry date) expiry date, the fees are doubled; and submitting an assessment work report and the work declaration form at least 60 days before the claim expiry date.  If the remittance of these documents is made during the 60 days prior to the expiry date, a penalty fee of $100 per claim is applied for the late submission.

Alderon’s Québec claims range in size from approximately 3 ha to 50 ha and fees for renewal vary with the claim size. If renewals are late, then late fees apply.  If the required work was not performed or was insufficient to cover the minimums required, then the claim holder may pay a sum equivalent to the minimum cost of work that should have been performed.  Assessment work requirements escalate with renewal term and all fees are subject to revision. After a claim’s 6th term, which would be at the end of its 12th year of validity, assessment costs are static.  All of Alderon’s Québec claims have been renewed once so all are in their second term.  WGM understands from Alderon that the claims were renewed by payment in lieu of work and Québec government records indicate no Work Reports are registered.  Table

2 (shown previously) indicates that the required expenditures for renewal for the five claims vary depending on surface area, but all require filing by early 2012.

Permitting

Alderon, for its summer 2010 program, acquired a provincial exploration permit (E100083) from the government of Newfoundland and Labrador that covered drilling, line cutting, geophysics and land access including a fording permit for five crossings.  It also was granted a municipal letter of permission from the town of Labrador City.  This permit (No. 10-284) noted that the land is zoned Mining Reserve Rural and mineral exploration is a permitted use in this zone.  This permit allowed for exploration and a fuel cache subject to certain conditions outlined in a letter dated June 10, 2010.  The Labrador City permit specifies the need to respect wetlands and minimise waterfowl habitat disturbance.  Alderon also was issued a permit allowing the cutting of 300 cords of wood.

The provincial exploration permit, the municipal letter of permission and the water use license were renewed to provide for the 2011 winter program.

All exploration work was conducted in Newfoundland and Labrador so no permits were required from Québec.

Environmental Issues

The Property is located immediately to the south of Duley Lake Provincial Park and partially is common with an area designated as the Pike Lake South Conservation Zone.  The conservation zones, also referred to as a wetlands management units, were the outcome of the Wetlands Stewardship Agreement entered into by the Town of Labrador City and the Province of Newfoundland and Labrador in 2005.  The stewardship agreement is a formal commitment to honour the goals of the wetland conservation plan within specific management units.  A wetland management unit is an environmentally sensitive area or a protected area, and is a significant wetland identified as important to waterfowl during nesting, brood-raising, feeding and/or staging.  As such, exploration activities in these areas are subject to additional approval of both the municipality and the Province of Newfoundland and Labrador and work is approved in accordance with the limitations of working in a conservation zone.

Alderon is also aware that there are a number of basic cottages on the Property along various rivers and lakes.  Any mining operation will impact these cottages, the Pike Lake South Conservation Zone and recreational facilities. Mitigation measures will have to be implemented prior to the start of mining activities.

Tailings disposal will also be a concern for the Ministry of Fisheries and Oceans, Government of Canada.

Neither Alderon nor Altius have conducted any environmental studies to date on the Property.  WGM understands that during the next phase of work in the summer of 2011, flora, fauna and baseline water quality surveys will be initiated.  Stassinu Stantec Limited Partnership (“Stantec”) has been engaged by Alderon to conduct these environmental studies.

First Nations Issues

WGM understands from data provided by Alderon that there are three Aboriginal groups: the Innu Nation of Labrador, the Innu Takuaikan Uashat Mak Mani-Utenam of Sept-Îles and the Matimeskush-Lac John of Schefferville that have unresolved land claims in the area of the Property.

Alderon signed a MOU with the Innu Nation of Labrador on August 11, 2010 and also has consulted the Québec Innu communities of Matimekush-Lac John, Uashat Mak Mani-Utenam and the Naskapi Nation of Kawawachikamach in January 2011.

WGM understands that the MOU between the Innu Nation of Labrador and Alderon provides a framework for Alderon and the Innu Nation to work together to establish a long term, mutually beneficial, cooperative and productive relationship during the exploration phase of the Property.  The MOU provides the parties with a process for which the Innu Nation can identify and provide Innu Nation businesses and members an opportunity to participate in the exploration activities of the Property.  The MOU is only for the exploration phase of the Property and should the Property proceed to advanced exploration, Alderon shall negotiate a participation agreement with the Innu Nation.

Consultation efforts with the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John, and Naskapi Nation of Kawawachikmach began on January 12, 2011, with each community chief receiving a letter from Alderon introducing the Property and the Company.  The letters, which included a map outlining Alderon’s project area, provided background information along with contact and exploration program information.  In the letter, Alderon extended offers to meet and address any questions or concerns the Québec communities may have, and to provide additional information on Alderon’s 2011 exploration plans with a goal of building respectful relationships.  In January 2011, follow-up contacts were made and separate meetings with the Chief of Matimekosh-Lac John, and a representative from Uashat Mak Mani-Utenam in Montréal were scheduled.  Doris Fox, Alderon’s project manager in Labrador, flew to Montréal to provide a more detailed overview of Alderon and its exploration efforts on the Property.

Additional letters were sent to the Québec Innu communities inviting them to meet with Alderon in Toronto.  A meeting was held in Toronto in March 2011, during the Prospectors & Developers Association of Canada (“PDAC”) Convention between the Chief and a councillor of Uashat mark Mani-Utenam and their legal representative, Ken Brophy, Alderon’s Director of Aboriginal and Community Affairs, and Mark J. Morabito.  According to Alderon, this meeting was well received and the Chief indicated that he was happy to have initiated dialogue so early in Alderon’s exploration program.  A meeting scheduled to take place between Alderon and the Innu Nation of Labrador during the PDAC Convention was cancelled due to the inability of Innu Nation representatives to make it to Toronto.

Ongoing communications continue between Alderon and all of the First Nations who have unresolved land claims in the area of the Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Property is accessible from Labrador City/Wabush, Newfoundland via 4x4 vehicle roads.  All-terrain vehicle trails enable access to the remainder of the Property.  Wabush is serviced daily by commercial airline form Sept-Îles, Montreal and Québec City and also by flights from points east.

Climate

The climate in the region is typical of north-central Québec/Western Labrador.  Winters are harsh, lasting about six to seven months, with heavy snow from December through April.  Summers are generally cool and wet; however, extended day-light enhances the summer work-day period.  Early and late-winter conditions are acceptable for ground geophysical surveys and drilling operations.

Physiography

The Property is characterized by gently rolling hills and valleys that trend northeast-southwest to the north of Molar Lake and trend north-south to the west of Molar Lake reflecting the structure of the underlying geology.  Elevations range from 590 m to 700 m.

The Property area drains east or north into Duley Lake.  A part of the Property drains north into the Duley Lake Provincial Park before draining into Duley Lake.

In the central Property area, forest fires have helped to expose outcrops; the remainder of the Property has poor outcrop exposure.  The cover predominantly consists of various coniferous and deciduous trees with alder growth over burnt areas.

Local Resources and Infrastructure

The Property is adjacent to the two towns of Labrador City, population of approximately 7,240 people and Wabush, population of approximately 1,739 people.  Together, these two towns are known as Labrador West.  Labrador City was founded in the 1960s to accommodate the employees of the Iron Ore Company of Canada. A qualified work force is located within the general area due to the operating mines and long history of exploration in this region.

Although low cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the region for the existing mine operations, the current availability of additional electric power on the existing infrastructure in the region is limited; therefore, Alderon has already begun discussions with local utilities to secure electric power for the project.  A study is currently being done to evaluate various options for supplying power to the site.  The Kami Property is also located in proximity to other key services and infrastructure.  The project could include a rail loop and a connection to the Québec North Shore and Labrador Railway for transportation of product to a port.  Fresh water sources on the site are plentiful, although the plan is to maximize recycling and minimize dependence on fresh water.  A preliminary site plan, being developed as part of an ongoing scoping study, indicates that there are enough barren areas on the site to permit permanent storage of waste rock, as well as tailings.

History

A summary of the historical work is presented below.  WGM believes the historical descriptions presented are generally accurate, but WGM has not independently verified the data.

The earliest geological reconnaissance in the southern extension of the Labrador Trough within the Grenville Province was by prospectors in 1914 in the search for gold.  Several parties visited the area between 1914 and 1933, but it was not until 1937 that the first geological map and report was published.

The metamorphosed iron formation in the vicinity of Wabush Lake was first recognized by Dr. J.E. Gill in 1933.  A few years later, the Labrador Mining and Exploration Co. Ltd. (“LM&E”) evaluated the iron formation, but decided it was too lean for immediate consideration.

In 1949, interest in the Carol Lake area by LM&E was renewed and geological mapping was carried out in the Duley Lake - Wabush Lake area by H.E. Neal for The Iron Ore Company of Canada (“IOCC”).  The work was done on a scale of 1”= 1/2 mi. and covered an area approximately 8 km wide by 40 km long from Mills Lake northward to the middle of Wabush Lake.  This work formed part of the systematic mapping and prospecting carried on by LM&E on their concession.

Concentrations of magnetite and specularite were found in many places west of Duley Lake and Wabush Lake during the course of Neal’s geological mapping.  Broad exposures of this enrichment, up to 1.2 km long, assayed from 35 to 54% Fe and 17 to 45% SiO2.  Ten enriched zones of major dimensions were located and six of these were roughly mapped on a scale of 1” = 200 ft.  Seventy-four samples were sent to Burnt Creek for analysis.  Two bulk samples, each about 68 kg, were taken for ore dressing tests.  One was sent to the Hibbing Research Laboratory, the other to the Bureau of Mines, Ottawa.  The material was considered to be of economic significance, as the metallurgical tests indicated that it could be concentrated.

Geological mapping on a scale of 1”= 1/2 mi was carried out by H.E. Neal in the Wabush Lake - Shabogamo Lake area in 1950.  Numerous occurrences of pyrolusite and psilomelane (botryoidal goethite being frequently associated with the manganese) within the iron formation and quartzite were also reported.

Mills No. 1 was one of the iron deposits discovered in 1950 and was sampled and described at that time.  A narrow irregular band of pyrolusite was reported to extend for 457 m within a friable magnetite-hematite iron formation located 914 m southwest of the prominent point on the west side of Mills Lake.

In 1951, nearly all of the concession held by LM&E within the Labrador Trough was flown with an airborne magnetometer.  This survey showed the known deposits to be more extensive than apparent from surface mapping and suggested further ore zones in drift-covered areas.

In 1953, a program of geological mapping in the Mills Lake - Dispute Lake area was conducted by IOCC.  IOCC considered the possibility of beneficiating ores within the iron formation and all high magnetic anomalies and bands of magnetite-specularite iron formation were mapped in considerable detail.  Occurrences of friable magnetite-specularite gneiss, containing enough iron oxides to be considered as beneficiating ore, were found in several places west of Duley Lake and northwest of Canning Lake.  Representative samples assayed 18.55 to 43.23% Fe and 26.66 to 71.78% SiO2.  Seven zones of this material were located in the area.  Three of these (one of which was Mills No. 1 Deposit) were mapped on a scale of 1”=200 ft.  On two of these occurrences, dip needle lines were surveyed at 122 m (400 ft) intervals.  Forty-two samples were sent to the Burnt Creek Laboratory for analysis.  Three samples were sent to Hibbing, Minnesota for magnetic testing. It was reported that at Mills No. 1 the ore was traced for a distance of 488 m along strike, with the minimum width being 107 m.

In 1957, an area of 86.2 km2 to the west of Duley Lake was remapped on a scale of 1”= 1,000 ft and test drilled by IOCC to determine areas for beneficiating ore.  Dip needle surveying served as a guide in determining the locations of iron formation in drift-covered areas.  272 holes for a total of 7,985 m (26,200 ft) were drilled during the 1957 program (approximately 66 holes are located on the Property).  It was reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation found during previous geological mapping.  Three zones of “ore” were outlined, which included Mills No. 1, and an area of 19.1 km2 was blocked out as the total area to be retained.  The Mills No.1 zone was outlined by six drillholes and found to have a maximum length of 3,048 m (10,000 ft) and a maximum width of 610 m (2,000 ft).  Mineralization was described to be composed of specularite with varying amounts of magnetite grading on average 32.1% Fe.  A search by Altius for the logs and/or core from the 1957 LM&E drilling program has not been successful.  From local sources, it is known that all holes drilled in this area were of small diameter and very shallow (~30 m).

Early in 1959, a decision was made by IOCC to proceed with a project designed to open up and produce from the ore bodies lying to the west of Wabush Lake and a major program of construction, development drilling and ore testing was started in the Wabush area. Geological mapping (1”=1,000 ft) and magnetic profiling were conducted by LM&E in the Duley - Mills Lake area that year.  Zones of potential beneficiating ores were located to the southwest of Mills.

In 1972, an extensive airborne electromagnetic survey covered 2,150 km2 of territory, and entailed 2,736 line km of flying in the Labrador City area.  The area covered extended from the southern extremity of Kissing Lake to north of Sawbill Lake, and from approximately the Québec-Labrador border on the west to the major drainage system, through Duley, Wabush and Shabogamo Lakes on the east.  The survey was done by Sander Geophysics Ltd. (for LM&E) using a helicopter equipped with a NPM-4 magnetometer, a fluxgate magnetometer, a modified Sander EM-3 electromagnetic system employing a single coil receiver, and a VLF unit.

In 1972 to 1973, an airborne magnetic survey was conducted over the area by Survair Ltd., Geoterrex Ltd., Lockwood Survey Corporation Ltd. for the Geological Survey of Canada.

In 1977, geological mapping was initiated by the Newfoundland Department of Mines and Energy within the Grenville Province covering the Wabush-Labrador City area.  This work was part of the program of 1:50,000 scale mapping and reassessment of the mineral potential of the Labrador Trough by the Newfoundland Department of Mines and Energy.  Mapping was continued in western Labrador from 1978 to 1980.  As part of an experimental geochemical exploration program in Labrador by LM&E in 1978, many of the lakes in the Labrador City area were sampled both for lake-bottom sediments and for lake-water.  Lake sediment samples were sent to Barringer Research Ltd., Toronto, Ontario, for a multi-element analysis.  Water samples were tested at Labrador City for acidity before being acidified for shipment.  Some samples were also shipped to Barringer analysis and some were analysed in the Sept-Îles laboratory of IOCC.  A sample portion was also sent to the Hibbing Minnesota laboratory of Learch Brothers for additional analysis.  On Block No. 24 (part of the Property), only one site was sampled.  The sediment assay results indicated the sample to be statistically ‘anomalous’ in phosphorous.  None of the water samples were defined as anomalous.  It was concluded that the samples as a group are widely scattered and it is difficult to draw any firm conclusion from the results.  It was added that further study might indicate that it is worthwhile to take more samples.

In 1979, a ground magnetometer survey was conducted on Block No. 24 (part of the Property).  A total of four lines having a combined length of 3,500 m were surveyed on this block.  The standard interval between successive magnetometer readings was 20 m.  Occasionally, over magnetically ‘quiet’ terrain, this interval was increased.  Whenever an abrupt change in magnetic intensity was encountered, intermediate stations were surveyed.  The magnetometer profiles and observations of rare outcrops confirm that oxide facies iron formation occurs on Block No. 24 (in the Mills No. 1 area of the Property).  Also in 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake on the Property.  The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter the iron oxide facies of interest.  In 1983, LM&E collared a 51 m deep (168 ft) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1).  The drillhole encountered metamorphosed iron formation from 17 m to a depth of 51 m; of this, only 2 m was oxide facies.  It is reported that core recovery was very poor (20%).

In 1981 and 1982, an air photography and topographic mapping program was completed by IOCC to re-photograph the mining areas as part of its program to convert to the metric system.  Two scales of photography (1:10,000 and 1:20,000) were flown and new topographic maps (1:2,000 scale) were made from these photos.  The photography was extended to cover all the lease and licence blocks in the Labrador City area.

A lake sediment and water reconnaissance survey was undertaken by the GSC, in conjunction with the Newfoundland Department of Mines and Energy, over about one-half (134,000 km2) of Labrador during the summers of 1977 and 1978.  The survey was designed to provide the exploration industry with data on bedrock composition and to identify metaliferous areas as large scale prospecting targets.  Sampling continued in 1982 in south-western Labrador.  Waters and sediments from lakes over an area of about 50,000 km2 were sampled at an average density of one sample per 13 km2.  Lake sediment samples were analysed for U, Cu, Pb, Zn, Co, Ni, Ag, Mo, Mn, Fe, F, As, Hg and L.O.I.  In addition, U, F and pH were determined on the water samples.

During 1985, field work by LM&E was concentrated on the northern part of Block No. 24.  A pace and compass grid was established near Molar Lake.  Cross lines were put in at 152 m (500 ft) intervals.  The grid was used to tie in the sample sites and a systematic radiometric survey was performed.  There were four soil samples and six rock samples (one analysed) collected.  A possible source of dolomite as an additive for the IOCC’s pellet plant was examined near Molar Lake.  It was concluded from visual examination that the dolomite was high in silica.

In 2001, IOCC staked a considerable portion of the iron formation in the Labrador City area, with the Kamistiatusset area being in the southern extent of the company’s focus.  Extensive geophysical testing was conducted over the area using airborne methods.  The Kamistiatusset area and the area north of the Property was recommended as a high priority target by SRK Consulting Ltd. as part of the 2001 IOCC work report (GSNL open file LAB1369), however, no work was reported for the area.

In 2004, Altius staked 20 claims comprising licence 10501M, and in the spring of 2006 staked another 38 claims to the north comprising licence 11927M.  In 2008, it conducted a drilling program.

Geological Setting

The Property is situated in the highly metamorphosed and deformed metasedimentary sequence of the Grenville Province, Gagnon terrane of the Labrador Trough (the “Trough”), adjacent to and underlain by Archean basement gneiss.

The Trough, otherwise known as the Labrador-Québec Fold Belt, extends for more than 1,000 km along the eastern margin of the Superior Craton from Ungava Bay to Lake Pletipi, Québec.  The belt is about 100 km wide in its central part and narrows considerably to the north and south.  The Trough itself is a component of the circum-Superior belt that surrounds the Archean Superior craton which includes the iron deposits of Minnesota and Michigan.  Iron formation deposits occur throughout the Labrador Trough over much of its length.

The Trough is comprised of a sequence of Proterozoic sedimentary rocks, including iron formation, volcanic rocks and mafic intrusions.  The southern part of the Trough is crossed by the Grenville Front representing a metamorphic fold-thrust belt in which Archean basement and Early Proterozoic platformal cover were thrust north-westwards across the southern portion of the southern margin of the North American Craton during the 1,000 Ma Grenvillian orogeny.  Trough rocks in the Grenville Province are highly metamorphosed and complexly folded.  Iron deposits in the Gagnon terrane, (the Grenville part of the Trough), include those on the Property and Lac Jeannine, Fire Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area.  The high-grade metamorphism of the Grenville Province is responsible for recrystallization of both iron oxides and silica in primary iron formation, producing coarse-grained sugary quartz, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing.

North of the Grenville Front, the Trough rocks in the Churchill Province have been only subject to greenschist or sub-greenschist grade metamorphism and the principal iron formation unit is known as the Sokoman Formation.  The Sokoman Formation is underlain by the Wishart Formation (quartzite),) and the Attikamagen Group including the Denault Formation (dolomite) and the Dolly/Fleming Formations (shale).  In the Grenville part of the Trough, where the Property is located, these same Proterozoic units can be identified, but are more metamorphosed and deformed.  In the Grenville portion of the Trough, the Sokoman rocks are known as the Wabush Formation, the Wishart as the Carol Formation (Wabush area) or Wapusakatoo Formation (Gagnon area), the Denault as the Duley Formation and the Fleming as the Katsao Formation.  A recent synthesis develops modern lithotectonic and metallogenic models of the Trough north of the Grenville Front.  In practice, both sets of nomenclature for the rock formations are often used.  Alderon and Altius have used the Menihek, Sokoman, Wishart, Denault, and Attikamagen nomenclature throughout their reports to name rock units on the Property, and WGM, to minimize confusion in the Technical Report, has elected to also use these same rock unit names, but often gives reference to the other name (in brackets).  The regional stratigraphy is summarized in Table 3.

TABLE 3

REGIONAL STRATIGRAPHIC COLUMN, WESTERN LABRADOR TROUGH

Description

MIDDLE PROTEROZOIC — Helikian

Shabogamo Mafic Intrusives -Gabbro, Diabase

Monzonite-granodiorite

Intrusive Contact

PALEOPROTEROZOIC — Aphebian

Ferriman Group
Nault Formation (Menihek Formation)	Graphitic, chloritic and micaceous schist
Wabush Formation (Sokoman Formation iron formation)	Quartz, magnetite-specularite-silicate-carbonate iron formation
Carol Formation (Wishart Formation)	Quartzite, quartz-muscovite-garnet schist

Unconformity? — locally transitional contact?

Attikamagen Group
Duley Formation (Denault Formation)	Meta-dolomite and calcite marble
Katsao Formation (Fleming/Dolly Formations)	Quartz-biotite-feldspar schist and gneiss

Unconformity

ARCHEAN

Ashuanipi Complex	Granitic and Granodioritic gneiss and mafic intrusives

Note: The names in brackets provide reference to the equivalent units in the Churchill Province part of the Trough.

The most comprehensive mapping of this area was done as part of a Labrador Trough mapping program of the mid-1980s.  Several maps of the area were produced, with the most applicable to this area being Maps 85-25 and 85-24 (1:100,000) covering National Topographic System Sheet 23B/14.

The Property is underlain by folded sequences of the Ferriman Group containing Sokoman (Wabush) Formation iron formation and associated lithologies.  The stratigraphic sequence varies in different parts of the Property.  Altius’ exploration was focussed on three parts of the Property known as the Mills Lake, Rose Lake and the Mart Lake areas.  Alderon’s drilling was focussed on the Rose Lake and Mills Lake areas.  On some parts of the Property, the Sokoman (Wabush) is directly underlain by Denault (Duley) Formation dolomite and the Wishart (Carol) Formation quartzite is missing.  In other places, both the dolomite and quartzite units are present.

Alderon interprets the Property to include two iron oxide hosting basins juxtaposed by thrust faulting.  The principal basin, here named the Wabush Basin, contains the majority of the known iron oxide deposits on the Property.  Its trend continues NNE from the Rose Lake area 9 km to the Wabush Mine and beyond the town of Wabush.  The second basin, called the “Mills Lake Basin”, lies south of the Elfie Lake Thrust Fault and extends southwards, parallel with the west shore of Mills Lake.  Each basin has characteristic lithological assemblages and iron formation variants.

The portion of the Property east of the western shore of Mills Lake is dominated by gently dipping (15°-20°E) Denault Fm marble with quartz bands paralleling crude foliation.  This block is interpreted as being thrust from the east onto the two basin complexes above.  The marble outcrops across the 8 km width of licenses 017926M and 0179948M with consistent east dips.  The thickness exposed suggests that several thrust faults may have repeated the Denault Fm stratigraphy.  On license 017948M, large blocks of Wishart quartzite were observed surrounding an elevated plateau that may be an infolded syncline of Sokoman Fm.  Another area on license 017926M, interpreted by Rivers (1985), as a syncline with Sokoman and Menihek Fms in the core did not show any airborne magnetic or gravity anomalies.  More field evaluation is required to understand these features as part of future project development.

Alderon initiated its 2010 program by re-logging Altius’ drill core and replaced Altius’ previous lithological codes with its codes.  Amphibolite dikes and sills cut through all other rock units, but are particularly common in the Menihek Formation schists and are a consideration as they may negatively impact the chemistry of iron concentrates made from mineralization containing these rocks that may be difficult to exclude during mining.

Exploration

General

Historic exploration is summarized above under “ — History”.  Altius’ initial exploration was in 2006 culminating in a diamond drilling program in 2008.  Alderon acquired the Property in December 2010 and conducted its first exploration program in the summer of 2010.

Altius Exploration Programs 2006 — 2009

Reconnaissance mapping and rock sampling commenced during the summer of 2006 and was completed during the 2007 field season.  Ten 2006 samples of outcrop and boulders were assayed at SGS-Lakefield for major elements.  Grab samples yielded iron values typical of oxide facies iron formation.  Further outcrop sampling was completed during the 2008 program.  A total of 63 rock samples were collected, 29 of which were for chemical analysis while the remaining were collected for physical properties testing.  The 2007 samples were sent to Activation Laboratories in Ancaster, Ontario and assayed for major elements, FeO and total sulphur.  Nine rock samples from the Mills Lake area returned Fe values ranging from 9.7% Fe to 43.6% Fe and manganese values ranging from 0.43% Mn to 13.87% Mn.  From the Molar Lake area, five rock samples were collected yielding 13.7% Fe to 23.6% Fe and 0.1% to 0.69% Mn.  From the Elfie Lake area, two grab samples were collected that respectively returned assay results of 25.9% Fe and 0.95% Mn and 17.9% Fe and 1.07% Mn.  From the Mart Lake area, one sample was collected that yielded 16.3% Fe and 0.15% Mn.  From the Rose Lake area, a few outcrops over a strike length of approximately 430 m were grab sampled.  Values ranged from 5.6% Fe with 9.73% Mn from a sample near the iron formation — Wishart Formation contact to 29.7% Fe with 1.05% Mn from a magnetite-specularite sample of iron formation.

Altius’ 2007 exploration program also included a high resolution helicopter airborne magnetic survey carried out by McPhar Geosurveys Ltd.  The purpose of the airborne survey was to acquire high resolution magnetic data to map the magnetic anomalies and geophysical characteristics of the geology.  The survey covered one block.  Flight lines were oriented northwest-southeast at a spacing of 100 m.  Tie-lines were oriented northeast-southwest at a spacing of 1,000 m.  A total of 905 line km of data were acquired.  Data acquisition utilized precision differential GPS positioning.  The rock samples collected from the Property and sent for physical properties testing were to support interpretation of the airborne magnetic survey results.

The results of the 2007 exploration program were positive with rock samples returning favourable iron values and the airborne magnetic survey effectively highlighting the extent of the iron formation.  Following the 2007 exploration program, licences 013935M, 013937M, 010501M, 011927M, 012853M and 012854M were grouped to form licence 15037M and licenses 14957M, 14962M, 14967M and 14968M were staked.

The 2008 exploration program on the Property consisted of physical properties testing of the rock samples collected in 2007, linecutting, a ground gravity and magnetic survey carried out by Geosig of Saint Foy, Québec, a high resolution satellite imagery survey (Quickbird), an integrated 3D geological and geophysical inversion model and 6,129.49 m of diamond drilling in 25 holes.  The drilling program was designed to test three known iron ore occurrences on the Property (namely Mills Lake, Mart Lake and Rose Lake) that were targeted through geological mapping and geophysics.

The ground gravity and total field magnetic surveys were conducted along 69.8 km of cut grid lines spaced from 200 m to 400 m apart oriented northwest-southeast.  Gravity surveying and high resolution positional data were collected at 25 m intervals.  The magnetic survey stations were spaced at 12.5 m along the lines.

Mira Geoscience (“Mira”) was contracted to create a 3D geological and geophysical inversion model of the Property.  Mira was provided with the geological cross sections, airborne and ground geophysics data and the physical rock properties from each of the different lithologies.  The 3D geological and geophysical model was completed to help with target definition and drillhole planning.

Drilling confirmed the presence of iron oxide-rich iron formation at the three iron occurrences and was successful in extending the occurrences along strike and at depth.  Drilling was also fundamental in testing stratigraphy and structure to help refine the geological and structural models for each area to aid in drillhole targeting.

Alderon’s Summer 2010 Exploration Program

The 2010 exploration program started on June 1, 2010 and finished on December 1, 2010.  The program consisted mainly of a drilling program, but also included an airborne geophysical survey covering the three licenses Alderon holds in Newfoundland and Labrador and the re-logging and lithology re-coding of Altius’ 2008 drill core.  The airborne geophysical survey consisted of 1,079 line km of gravity and magnetic surveying covering a 130 km2 area.

The geophysical survey measuring the gradient of the gravity field and magnetics was carried out by Bell Geospace Inc. (“BGI”) of Houston, Texas and flown over the Property from November 8, 2010 to November 11, 2010 onboard a Cessna Grand Caravan.  The crew and equipment were stationed in Wabush.  The survey was flown in a north-south direction with perpendicular tie lines.  Eighty five survey lines and 13 tie lines were flown.  The survey lines were 100 m apart on the western side of the survey area, and 300 m apart on the eastern side.  The tie lines were 1,000 m apart.  The survey lines vary from 10.3 to 12.4 km in length, and the tie lines varied in length from 5.5 to 11.7 km.

The survey plan defines a flight path that maintains a constant distance from the ground for the entire length of each survey line.  However, it is not always possible to maintain the con-stant clearance because of variations in terrain relief.  Ground clearance does not vary greatly in this survey due to the lack of severe terrain features and ground clearance ranged from 60 to 187 m.

Magnetic data was acquired with a cesium vapour sensor.  A radar altimeter system is deployed to measure the distance between the airplane and the ground.  Along with the plane’s altitude acquired via GPS, radar altimetry data is used to produce a digital elevation model (“DEM”).  The full Tensor Gravity Gradiometry (Air FTG) system contains three Gravity Gradient Instruments (“GGI”s), each consisting of two opposing pairs of accelerometers arranged on a rotating disc.

Processing of the gravity data includes line levelling, terrain correction and noise reduction.  Measured free air and terrain corrected maps for each of the six-tensor components are provided.

Minimal data correction is required for magnetics.  The majority of erroneous data is removed by the compensation process that corrects the data for the effects of the aircraft as heading and position changes relative to the magnetic field.  A base magnetometer was also used to record and remove the daily variations in the magnetic field due to regional factors.  A lag correction is applied to correct for the distance between the mag sensor and the GPS antennae.  The lag correction is computed based on speed and distance to accurately shift the magnetic data to the GPS reference point and ensure that lines flown in opposite directions are not biased by the distance between the sensor and antennae.  The Earth’s Field is calculated and removed. Only minor line adjustments are required to remove any remnant errors that are apparent at line intersections.  The data is then ready for reduction to the magnetic pole to approximate the anomaly directly over the causative body, and other derivative calculations to accentuate the anomalies.

Mineralization

Mineralization of economic interest on the Property is oxide facies iron formation.  The oxide iron formation (“OIF”) consists mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with carbonate and iron silicates.  Where magnetite or hematite represent minor component of the rock comprised mainly of chert the rock is lean iron formation.  Where silicate or carbonate becomes more prevalent than magnetite and/or hematite then the rock is silicate iron formation (“SIF”) and or silicate-carbonate iron formation and its variants.  SIF consists mainly of amphibole and chert, often associated with carbonate and contains magnetite or specularite in minor amounts.  The dominant amphibole on the Kami Property is grunerite.  Where carbonate becomes more prevalent the rock is named silicate-carbonate or carbonate-silicate iron formation but in practice infinite variations exist between the OIF and silicate-carbonate iron formation composition end members.  SIF and its variants and lean iron formation are also often interbedded with OIF.

The OIF on the Property is mostly magnetite-rich and some sub-members contain increased amounts of hematite (specularite).  At both Rose Central and at Mills Lake, bright pink rhodonite, which is a manganese silicate, is preferentially associated with hematite-rich OIF facies.  Bustamite, a calcium manganese silicate, is also said to be present.  There may also be other manganese species present which perhaps have been identified during recent metallurgical testwork, but these results have not yet been finalized and made available to WGM for review.

Wabush Basin — Rose Deposits

The Wabush Basin on the Property contains (from south to north) the South Rose/Elfie Lake Deposit, the Rose Central Deposit and the North Rose Deposit.  These deposits represent different parts of a series of gently plunging NNE-SSW upright to slightly overturned anticlines and synclines.  The airborne geophysics anomalies and maps show the linear trend of this fold system continuing NNE from western end of the North Rose Deposit toward Long (Duley) Lake.  The Wabush Mine Deposit lies across the lake where the structure opens into a broad open anticline perhaps dipping ENE under Little Wabush Lake.

The stratigraphy in the Rose area ranges from the Archean granite gneiss, north of the Rose syncline, up to the Menihek Formation mica schist.  The contact between the Archean basement and the Denault marble is not exposed, nor has not been drilled to date.  The Rose anticline exposes the Wishart Formation quartzite and drillholes also pass into Denault marble in the anticline core.  The contact relationship between the two units appears gradational with increasing quartz at the base of the Wishart.  The Wishart includes muscovite + biotite-rich schist and variations in quartzite textures.  It appears more variable than the large quartzite exposures near Labrador City.

The upper contact of the Wishart Formation is abrupt.  The base of the overlying iron formation often starts with a narrow layer of Fe-silicate—rich iron formation.  Alderon’s exploration team correlates this member with the Ruth Fm.  Locally this is called the Basal Iron Silicate Unit (Wabush Mines terminology).  The thickness of this sub-unit ranges 0 to 15 m.

The Sokoman Formation in the Rose Lake area includes three iron-oxide rich stratigraphic domains or zones separated by two thin low-grade units.  This is similar to the sequence observed at the Wabush Mine.  At Rose Lake, the low grade units, composed of quartz, Fe-carbonate plus Fe-silicates and minor Fe oxides, are thinner and more erratically distributed than at the Wabush Mine.  The three oxide divisions or domains in a gross sense are mineralogically distinct.

The lower stratigraphic level typically has substantially higher specular hematite to magnetite ratio; magnetite content can be minimal to almost absent.  The principal gangue mineral is quartz with a little carbonate or Fe-silicate.  Crystalline rhodonite and bustamite are locally common.  Occasionally, magnetite can be observed replacing the hematite as crystalline clusters to 2 cm with rhodonite coronas.  This is interpreted as indicating a broad reduction in Fe oxidation during the peak of metamorphism.  The Mn-silicates appear to be cleanly crystallised with little entrainment of Fe oxides.

The middle domain typically is comprised of a series of OIF units where hematite exceeds magnetite, interlayered with units where magnetite exceeds hematite.  The mineralization is somewhat enriched in manganese.  Gangue minerals include quartz, Fe-carbonate, and modest amounts of Fe-silicate.

The upper domain typically has a much higher magnetite:hematite ratio than the other levels, with hematite being uncommon in any quantity.  Upwards, this domain grades into assemblages containing less Fe oxide with increasing amounts of Fe-silicate and Fe-carbonate.  Magnetite-rich mineralization typically contains less than 0.5% Mn.

The uppermost part of the Sokoman is principally non-oxide facies.  The contact with the overlying Menihek Fm is a diachronous transition of interlayered Sokoman chemical sediments and Menihek flysch mud.  The contact may locally be tightly folded or faulted by post-metamorphic movement parallel with the foliation, but many of the contacts between the two formations are delicately preserved and appear to be “one-way”, not folded stratigraphy.  It is probable that all three contact controls are in play.

The Wabush Basin in the southern part of the Property is bounded to the south by a major SSE-trending thrust fault along Elfie Lake and on its north and west margins by a steeply dipping contact between the Sokoman Formation-Wishart Formation assemblage and the Archean granite gneiss basement.  This contact is apparently drag-folded along a NNE trend toward the Wabush Mine.  The eastern edge of the assemblage appears to be defined by a late fault (probably a thrust from the east).

Cross Sections 20E and 16E on the Rose Central Deposit are 400 m apart along strike.  Both cross sections from north to south show the North Rose, Rose Central and South Rose zones or deposits.  The magnetic profile from the ground magnetic survey shows peaks that correlate with magnetite-hematite mineralization intersected in the drillholes.  Each of these zones are interpreted as limbs of a series of NE-SW trending, upright to slightly overturned, shallow NE plunging anticlines and synclines but structural stacking may also play a role.  Cross Section 20E, 400 m NE of Section 16E, is down plunge of Section 16E.  On Section 20E, the anticlinal hinge of the South Rose-Central Rose is mapped out by drilling, but on Section 16E this hinge zone has been eroded away (would be above ground surface) and only the SE and NW limbs, which are respectively the South Rose and Central Rose Deposits are present.  On both cross sections, it can be seen that Wishart Formation quartzites form the core of the fold (intersected towards the bottoms of drillholes K 10 09, K 08-18, K-10-30 and K-10-35 on Section 20E) and Menihek Formations mica - graphitic schists are the stratigraphic hanging wall above the Sokoman Formation iron formation (mid part of K-08-24, upper portions of K 10-42 on Section 16E and upper parts of K 10 18, K 10 29, K-10-35, K-10-27, K 10 30 K 10-69A etc. on Section 20E).  On Section 16E two holes (K 10 51 and K-10-66) are shown partially testing the North Rose Zone.  The North Rose Zone is not part of the current Mineral Resource estimate and was the main focus of Alderon’s 2011 winter drill program (results are pending).

The true width of the Central Rose Deposit as shown by the interpretation is in the order of 220 m wide however, as shown, widths of mineralization rapidly attenuate through the hinge into the South Rose Zone or limb and there is no consistent relationship between drillhole intersection length and true width.  There is also likely another narrow highly attenuated, perhaps tightly folded limb of Sokoman between the main Central Rose Zone and the North Rose Zone.  The entire Rose system also appears to attenuate along strike to the SSW.  WGM believes it likely that considerable second order and third order parasitic folding is also most likely present and is largely responsible for difficulties in tracing narrow layers of SIF, CSIF (variants) and magnetite and hematite-dominant OIF from drillhole intersection to intersection.  Such folding would also, in WGM’s opinion, be the main reason for the interlayering between Menihek-Sokoman-Wishart and even Denault formations, but as aforementioned, the relative importance of possible structural stacking also remains unresolved.

On both cross sections, the aforementioned interzone stratigraphy of the Central Rose Zone is apparent.  On Section 16E, a hematite-rich layer is obvious on the structural hanging wall (towards the bottom of drillhole K-10-42 and upper most parts of drillholes K-10-34, K 10 39A and K-10-66).  Clearly, core logged as hematite-dominant as completed by Alderon’s exploration crew correlates well with estimated %hmFe calculated from assays.  It also can be seen that this hematite dominant mineralization is enriched in manganese.  In addition to the prominent hematite-rich layer near the stratigraphic base, there are other layers of hematite-rich OIF throughout the zone alternating with magnetite-rich, lean oxide and SIF and variants but these are less prominent and difficult to trace.  This difficulty in tracing individual iron formation variants from hole to hole is probably explained by the fact that these other layers are relatively thin.  Because they are thinner, the aforementioned second and third order folding has been more effective in shifting them in position and causing them to thicken and thin.  The prevalence of down-dip drilling also makes interpretation more difficult.

In the main body of the Central Rose Zone, manganese decreases in concentration from stratigraphic bottom towards the stratigraphic top and hematite also decreases in prevalence as magnetite-rich OIF becomes dominant.

Mills Lake Basin — Mills Lake and Mart Lake Deposits

The Mills Lake Basin is developed south of the Wabush Basin.  It is considered to be a separate basin because the amount and distribution of non-oxide facies iron formation is different from the Wabush

Basin package at Rose and Wabush Mine.  Drilling on Section 16E shows the two basin assemblages juxtaposed by the Elfie Lake Thrust Fault.

The oldest lithology in the Mills Lake area is the Denault marble.  It forms the core of the syncline in outcrop.  The contact with the overlying Wishart is transitional to sharp.  The Wishart is predominantly quartzite with lenses of micaceous schist, especially towards the upper contact with the Sokoman Formation.  The base of the Sokoman is marked by the discontinuous occurrence of a basal silicate iron formation that ranges from nil to 20 m true thickness that Alderon correlates to the Ruth Formation.

The lower part of the Sokoman is Fe-carbonate-quartz facies IF with scattered zones of disseminated magnetite.  The OIF facies forms two coherent lenses traced over 1,400 m on the Mills Lake Deposit and similarly south of Mart Lake, drilled in 2008.  In the Mills Lake Deposit, the lower oxide unit is 30-130 m true thickness and the upper one more diffuse and generally less than 25 m thick.  In the Mart Zone, the two oxide layers are less than 30 m thick.  They are separated by 20 to 50 m of carbonate facies IF.  Above the upper oxide lens, more carbonate facies, greater than 50 m thick, caps the exposed stratigraphy.  Alderon reports that the carbonate facies units often show zones of Fe-silicates which they interpret as being derived from a decarbonation process during metamorphism leading to replacement textures indicating that, at least in the Mills Lake area, the origin of Fe-silicates is principally metamorphic and not primary.  Disseminated magnetite is a common accessory with the Fe-silicates, but isn’t economically significant at this low level of replacement.

The lower oxide facies at the Mills Lake Deposit, similar to the Rose situation, has three levels or stratigraphic domains: a lower magnetite dominant domain, a specular hematite with rhodonite domain, and an upper magnetite domain.  The two magnetite dominant domains show different amounts of manganese in magnetite-OIF with the upper portion being low in manganese and the lower one having moderate manganese enrichment.  In the Mart Zone, a similar pattern is apparent, but the two magnetite-dominant OIF domains are more widely separated stratigraphically, are generally thinner, have lower Fe-oxide grade and the hematite member is less well developed.

Cross Section 36+00S through the Mills Lake Deposit shows the lower and wider lenses of iron formation intersected by three drillholes K-10-95, K-10-96 and K-10-97.  The narrower upper lens is intersected only in the top of drillhole K-10-97.  Also apparent is the narrow hematite dominant layer which occurs three quarters of the distance towards the top of the lower lens and divides the lower lens into three parts with a magnetic OIF dominant bottom and top.  Similar to Rose Central mineralization, the core logging of various facies correlates well with hematitic Fe (%hmFe) calculated from assays.  Again, similar to Rose, manganese is significantly higher in hematite-rich OIF than the magnetite-rich OIF.

The Mills Lake Basin outcrop is controlled by an ENE trending asymmetrical open syncline overturned from the SSE with a steeper north limb and shallow-dipping (18°E) east-facing limb.  The fold plunges moderately to the ENE.  The Mills Lake Basin is fault-bounded.  The northern limit of the basin is the Elfie Lake Thrust Fault pushed from the SSE where it rides over the Wabush Basin package.  The east limit is an (interpreted) thrust fault from the east that pushes Denault marble over the Sokoman Formation.  The SSE fault appears to be the older of the two.

The details of the basin dimensions are unknown.  It may be relatively small, extending only to Fermont, or it may include the Mont-Wright Deposit and several smaller iron deposits west of Fermont.

Mineralization by Rock Type and Specific Gravity

Tables 4 to 6 provides average composition of rock types derived from drill core sample assays for the Rose Central, Mills Lake and North Rose Deposits.  In these tables, the estimates of %Fe in the form of hematite (%hmFe) have been made by WGM using several different methods depending on the type of assay and testwork data available.  The precedence for calculation method follows the order in which the methods are described.  For all cases the distribution of Fe++ and Fe+++ to magnetite was done assuming the iron in magnetite is 33.3% Fe++ and 66.6% Fe+++.  The estimation method also assumes all iron in silicates, carbonates and sulphides is Fe++ and there are no other iron oxide species present in mineralization other than hematite and magnetite.  This latter assumption is generally believed to be true for the Rose Central and Mills Lake Deposits, but not true for the Rose North Zone where extensive deep weathering has resulted in extensive limonite, ±goethite and hematite after magnetite.  However, to WGM’s knowledge, no detailed mineralogical studies for any of the mineralization have been completed.  TFe was determined by XRF in all Head or Crude samples, and for most samples FeO and magFe were determined by Satmagan.  Hematitic Fe, where Satmagan and FeO_H assays are available was estimated by subtracting the iron in magnetite (determined from Satmagan) and the iron from the FeO analysis, in excess of what can be attributed to the iron in the magnetite, from %TFe, and then restating this excess iron as hematite, as below:

%hmFe = %TFe - (Fe+++ (computed from Satmagan) + Fe++ (computed from FeO))

In practice, %otherFe was computed as the first step in the calculation and %hmFe = %TFe - (%magFe+%otherFe), where %otherFe is assumed to represent the Fe in sulphides, carbonates and/or silicates is the iron represented by Fe++ from FeO_H that is not in magnetite.  Where Fe++ from magnetite exceeds Fe++ from %FeO_H, negative values accrue.  These negative values are often small, less than 2% and represent minor, but reasonably acceptable assay inaccuracy in either FeO_H or Satmagan results.  These negative values are replaced with zero in the process of completing the calculations.  Where the negative values are greater than 2%, significant assay error for either Satmagan determinations or FeO_H are indicated and there are some samples in this category.

Not all 2010 samples of OIF containing significant hematite were assayed for FeO_H or had magFe determined by Satmagan.  The samples that did not have FeO_H and/or Satmagan testwork often had Davis Tube tests completed.  Where Davis Tube tests were completed, the tails from these Davis Tube tests (“DTT”) were generally assayed for FeO.

TABLE 4

CENTRAL ROSE DEPOSIT - AVERAGE COMPOSITION OF ROCK UNITS FROM 2008 AND 2010 DRILL CORE SAMPLE ASSAYS

RockType	HBG_GN	HIF	HMIF	HMSIF	HSIF	MHIF	MHSIF	MIF	MSIF	MCIF	LHIF	LHMIF	LMCIF	LMHIF	LMHSIF	LMIF	LMQCIF	LMQSIF	LMSIF	CIF	CSIF	QCIF	QCSIF	QSIF	QV	SIF	Qtz Schist (Wishart)	Menihek
Count_XRF	31	336	404	2	4	480	15	1943	164	3	6	2	1	17	5	148	19	3	97	8	45	102	24	109	4	136	46	137
Avg %TFe_H	15.13	30.78	31.61	31.65	32.38	30.75	30.22	29.11	31.76	27.07	20.79	21.47	29.24	20.48	26.91	22.34	13.29	24.53	26.51	16.48	14.69	13.59	12.24	17.30	2.86	24.31	8.15	8.85
Avg FeO_H	13.34	1.12	5.80	18.89	6.07	9.26	12.50	16.04	22.25		14.83	3.03		23.11	19.25	17.97			23.55		15.56	16.06	13.16	20.70	2.68	27.24	6.08	8.89
Avg %hmFe	1.53	29.24	20.80	11.10	28.03	10.06	5.93	1.42	1.76		10.27	11.90		5.23	6.32	1.39			1.36	7.70	1.35	0.60	1.39	0.97	0.00	1.35	2.35	0.48
Avg %magFeSat	2.25	0.83	9.91	8.75	0.78	19.77	18.77	23.68	18.10	10.23	0.98	8.60	7.10	5.82	6.96	9.76	4.18	2.90	8.59	2.19	1.75	1.81	0.92	1.99	2.03	2.24	2.23	1.46
Avg %SiO2_H	47.42	42.17	43.73	46.95	32.90	44.82	44.77	46.04	42.38	48.57	55.63	57.55	26.90	56.39	50.58	52.68	65.97	45.10	45.66	48.99	54.70	55.26	50.84	55.49	93.18	46.57	70.45	57.85
Avg %Al2O3_H	11.35	0.18	0.20	0.89	0.12	0.27	0.22	0.35	0.29	0.84	0.80	0.28	0.29	0.26	0.46	0.59	0.17	0.13	0.50	1.79	1.59	1.32	12.35	1.17	0.61	1.37	4.18	10.72
Avg %TiO2_H	1.33	0.01	0.01	0.08	0.01	0.03	0.02	0.03	0.03	0.05	0.04	0.01	0.01	0.02	0.03	0.04	0.01	0.01	0.05	0.12	0.08	0.06	1.32	0.08	0.02	0.16	0.18	0.62
Avg %MgO_H	5.25	2.18	1.70	3.83	2.51	1.82	2.01	2.46	2.32	2.95	1.06	2.70	5.87	1.72	3.00	3.51	2.53	4.97	3.90	4.97	4.38	4.42	4.68	4.07	0.44	4.75	2.29	3.19
Avg %CaO_H	5.06	2.58	2.64	1.19	3.26	2.96	3.29	3.52	3.47	3.82	0.73	1.84	4.06	2.75	2.05	4.00	4.43	6.10	4.05	7.43	6.85	6.97	4.51	5.51	0.38	4.19	3.24	2.54
Avg %MnH	0.57	3.50	1.77	1.56	7.16	1.55	1.55	0.96	1.16	0.25	1.26	2.14	2.97	3.61	1.05	0.63	0.83	0.10	1.27	0.70	0.43	0.59	0.31	0.58	0.29	1.22	0.60	0.17
Avg %Na2O_H	1.40	0.34	0.04	0.05	0.55	0.06	0.02	0.07	0.05	0.03	0.04	0.03	0.04	0.06	0.03	0.06	0.03	0.03	0.04	0.10	0.12	0.18	1.51	0.12	0.03	0.10	0.21	1.12
Avg %K2O_H	1.38	0.06	0.03	0.08	0.01	0.04	0.03	0.05	0.02	0.17	0.14	0.02	0.01	0.06	0.04	0.12	0.01	0.01	0.09	0.58	0.34	0.31	1.76	0.23	0.05	0.20	1.65	2.78
Avg %P2O5_H	0.27	0.02	0.02	0.07	0.03	0.03	0.03	0.04	0.04	0.05	0.11	0.03	0.08	0.02	0.03	0.05	0.01	0.02	0.06	0.08	0.06	0.05	0.29	0.05	0.02	0.09	0.11	0.23
AvgOfLOI	3.84	3.65	4.06	-0.52	4.40	3.93	4.14	4.46	4.47	4.22	9.98	3.75	17.40	4.58	3.68	5.99	6.83	9.06	5.90	11.09	9.33	10.54	4.21	7.39	0.92	5.78	4.59	6.88
CountOfS_	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
AvgOfS_								1.08
CountOfSG_Pyc	0	2	0	0	0	0	0	12	2	0	0	0	0	0	0	1	0	0	1	2	1	4	0	0	0	3	1	4
AvgOfSG_Pyc		3.79						3.53	3.62							3.04			3.56	3.22	2.94	3.33				3.63	3.46	2.91

Total Samples assayed by XRF represented in this table is 4292; 1 sample not shown in table coded as Overburden.

Assay values below detection limit have been adjusted to 0.5 x DL before averages calculated;

Codes for some rock types such as Menihek and Wishart are grouped;

Averages reported here for magFe are calculated only from Satmagan method.  Some samples also had Davis Tube tests;

hmFe (hematitic Fe) estimated  using TFe, Satmagan and FeO and Davis Tube results as described in text of report and estimates are based on certain assumptions;

Shaded cells generally represent mineralization that has sufficient oxide Fe components to be of economic importance.

TABLE 5

MILLS LAKE DEPOSIT - AVERAGE COMPOSITION OF ROCK UNITS FROM 2008 AND 2010 DRILL CORE SAMPLE ASSAYS

RockType	HIF	HMIF	HSIF	MHIF	MIF	MSIF	LMIF	LMSIF	CSIF	QCIF	QCSIF	QSIF	SIF	Qtz Schist (Wishart)	Carbonate (Denault)
Count_XRF	42	16	4	115	393	1	14	1	10	56	4	50	42	10	10
Avg %TFe_H	33.34	34.80	33.75	30.14	29.91	38.19	26.30	28.89	19.72	20.41	7.04	24.20	25.72	5.47	2.31
Avg FeO_H	1.37	4.44	2.34	9.46	15.77	32.69	22.59	27.48	24.41	24.49	6.56	28.74	30.20	4.44	3.52
Avg %hmFe	31.79	23.76	29.83	9.54	0.90	0.30	0.69	0.20	0.01	0.11	0.75	0.16	0.26	9.13	0.00
Avg %magFeSat	0.74	10.61	3.15	19.81	25.43	18.75	12.12	10.90	1.34	2.10	1.80	2.96	3.23	0.30	0.30
Avg %SiO2_H	35.46	37.42	35.80	48.04	46.38	39.00	43.94	37.60	37.77	42.57	46.30	43.22	43.61	31.67	22.47
Avg %Al2O3_H	0.45	0.44	0.35	0.27	0.40	0.10	0.67	0.36	0.24	0.33	11.85	0.35	0.91	5.23	1.44
Avg %TiO2_H	0.03	0.02	0.01	0.02	0.02	0.01	0.03	0.03	0.02	0.02	0.58	0.02	0.07	0.21	0.06
Avg %MgO_H	1.99	1.81	1.40	3.19	3.18	2.42	3.99	4.63	6.50	5.66	8.09	5.32	4.99	10.18	13.73
Avg %CaO_H	2.06	1.81	1.49	2.00	2.75	3.07	4.90	5.46	10.10	7.80	7.39	6.12	4.51	17.06	23.74
Avg %Mn_H	5.10	3.10	5.42	0.37	0.65	0.26	0.68	1.20	0.71	0.83	0.19	0.73	1.07	0.29	0.14
Avg %Na2O_H	1.19	0.30	0.80	0.14	0.12	0.02	0.14	0.03	0.01	0.03	3.91	0.06	0.03	0.19	0.15
Avg %K2O_H	0.08	0.08	0.07	0.06	0.10	0.01	0.10	0.06	0.04	0.04	1.85	0.05	0.16	2.19	0.52
Avg %P2O5_H	0.04	0.06	0.04	0.03	0.04	0.06	0.05	0.05	0.04	0.04	0.19	0.04	0.09	0.11	0.13
Avg %LOI	4.12	4.12	4.82	2.66	3.32	0.31	7.74	9.15	15.79	13.00	9.00	9.27	7.10	24.34	33.58
Count %S_H	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Avg %S_H
Count %SG_Pyc	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Avg SG_Pyc

Total Samples assayed by XRF represented in this table is 768;

Codes for some rock types such as Wishart are grouped;

Averages reported here for magFe are calculated only from Satmagan method.  Some samples also had Davis Tube tests.

Shaded cells generally represent mineralization that has sufficient oxide Fe components to be of economic importance.

TABLE 6

NORTH ROSE ZONE - AVERAGE COMPOSITION OF ROCK UNITS FROM 2008 AND 2010 DRILL CORE SAMPLE ASSAYS

RockType	HBG_GN	HIF	HMIF	MHIF	MIF	MCIF	MSIF	LHIF	LMIF	LMQCIF	LMQSIF	LMSIF	QCIF	QCSIF	QSIF	SIF	CIF	CSIF	Menihek
Count_XRF	1	75	71	43	68	5	1	1	4	3	4	2	17	1	7	2	5	1	10
Avg %TFe_H	20.63	33.69	32.86	31.48	26.59	23.98	27.49	9.51	34.34	22.01	23.97	27.59	17.03	7.20	21.71	21.47	17.74	16.79	5.82
Avg FeO_H		0.53	3.44	9.18	19.93			0.10	26.23				19.05					13.58	7.18
Avg %hmFe		32.12	23.84	11.79	0.80			8.90	0.90				1.63	0.00				5.20	1.30
Avg %magFeSat	1.00	1.47	8.88	18.31	20.82	10.98	6.80	0.60	5.00	3.50	1.43	2.55	1.69	0.60	0.38	1.40	0.49	1.50	0.30
Avg %SiO2_H	52.90	48.93	50.20	49.65	48.39	46.72	49.90	85.30	40.33	40.57	47.33	51.25	53.19	60.90	45.46	47.65	45.96	54.10	62.37
Avg %Al2O3_H	5.57	0.12	0.17	0.22	0.42	0.27	1.71	0.17	1.33	0.19	0.27	1.15	0.47	13.20	0.14	0.09	0.21	3.58	12.79
Avg %TiO2_H	0.27	0.01	0.01	0.01	0.02	0.01	0.21	0.01	0.14	0.01	0.01	0.08	0.02	0.56	0.01	0.01	0.01	0.20	0.66
Avg %MgO_H	2.78	0.06	0.43	1.04	2.96	4.08	4.06	0.03	0.40	5.72	5.15	3.38	3.87	2.57	5.88	5.42	5.34	2.62	2.28
Avg %CaO_H	2.61	0.03	0.23	0.97	3.55	4.77	3.58	0.01	0.18	7.09	5.24	2.57	5.86	2.03	6.41	5.74	7.61	3.41	1.51
Avg %Mn_H	0.62	1.02	0.73	0.62	0.58	0.64	0.67	0.65	0.75	0.43	0.20	0.79	0.26	0.22	0.23	0.32	0.35	0.33	0.11
Avg %Na2O_H	0.02	0.05	0.02	0.04	0.07	0.03	0.09	0.02	0.03	0.03	0.01	0.02	0.04	1.18	0.02	0.01	0.01	0.26	1.44
Avg %K2O_H	0.81	0.02	0.01	0.02	0.05	0.02	0.01	0.01	0.10	0.01	0.03	0.11	0.08	3.12	0.01	0.01	0.02	1.04	3.30
Avg %P2O5_H	0.17	0.04	0.02	0.02	0.03	0.01	0.08	0.02	0.11	0.01	0.02	0.08	0.02	0.19	0.01	0.01	0.01	0.10	0.24
Avg %LOI	2.76	1.33	1.02	2.08	5.54	9.15	0.17	0.81	7.62	14.50	6.71	0.04	11.66	4.33	10.84	9.85	14.76	9.11	5.84
Count %S_H	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Avg %S_H
Count %SG_Pyc	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Total Samples assayed by XRF represented in this table is 322; 1 sample not shown in table is coded as Overburden..

Codes for some rock types such as Menihek are grouped;

Averages reported here for magFe are calculated only from Satmagan method.  Some samples also had Davis Tube tests;

Considerable deep weathering of North Rose Zone of Mineralization and lost core.  Assay averages therefore may not be representative

Where Davis Tube weight recoveries were available for magnetic concentrates and Davis Tube tails had been assayed for FeO, then %hmFe was estimated as follows:

%hmFe = %TFe-(magFeDT+%otherFeDT), where %otherFeDT = weight of Davis Tube tail/Davis Tube feed weight x %Fe++_DTT

Some 2010 samples had Davis Tube tests completed, but there was insufficient magnetic concentrate for assay by XRF.  These samples were mostly HIF and variants, or SIF or variants.  For these samples no %DTWR could be calculated and consequently no %magFe from Davis Tube could be calculated.  Some of these samples did however have FeO on DTT completed.  Where Satmagan determinations of %magFe and FeO on DTT were available, but no %magFe from DT, WGM estimated %hmFe as follows:

%hmFe = %TFe-(magFeSat - %otherFeDT).

A plot of all samples, 2,837 in total, that had both Satmagan determinations of %magFe and sufficient assay data to allow for %magFe to be computed from Davis Tube results was created.  These samples are mostly OIF, but also include carbonate and silicate IF and even amphibolite gneiss (HBG_GN).  The results show that both methods for computing magFe produce very similar results with no significant bias.  Clearly sample pulverization, 80% passing 70 microns, has resulted in a high degree of magnetite liberation.  Hence, the latter two methods for estimation of %hmFe, where the only difference is whether magnetic Fe is computed from Satmagan or Davis Tube results, should in general produce very similar results.

For some OIF samples, %hmFe cannot be calculated because the necessary assay data is not available.  Most of these samples were logged as low in hematite, i.e., magnetite-rich OIF or SIF, and the requisite assays to allow for the calculation of %hmFe were not completed because hematite contents were very low and not significant.  Many samples of carbonate and silicate IF were also not assayed completely because they were judged as containing insignificant magnetite or hematite.

WGM believes it would be useful to be able to compare hematitic Fe estimates computed from assays completed on Crude or Heads, i.e. FeO_H, versus those computed on the basis of FeO data from DTT and Davis Tube product weight distributions.  There are few sample results currently available to allow this comparison to be performed and where the necessary results are available, the samples are all very low in hematite content so inference from the results are not very meaningful.  WGM has recommended that Alderon proceed with having the necessary assays and testwork completed on a selection of samples so a meaningful comparison of the methods for estimating hematitic iron can be compared.  WGM understands that this assay and testwork is in progress.

For OIF, the sums of %hmFe and %magFe approach %TFe (see Table 6).  The difference between the sum of %hmFe and %magFe and %TFe for OIF samples can be due to minor amounts of iron in silicates and or carbonates, i.e. “otherFe” or also due to the assays for individual iron components (%TFe, %FeO_H or magFe from Satmagan) not being absolutely accurate.  The estimates for %hmFe generally appear to be accurate ±2%.  For silicate and carbonate IF lithologies the sum of %hmFe and %magFe is often significantly less than %TFe.  The “missing iron” is probably mostly in grunerite, which on the Property is a common iron silicate in IF and/or iron carbonates.  Not much of the “otherFe” is likely in sulphides because sulphur levels in mineralization are generally low.

There are a small percentage of samples from the assay data that appear to be misclassified in terms of lithology code.  This misclassification may be due to errors in logging or sample sequencing, i.e., sample mix-up problems in the field or in the lab, or could have resulted from acceptable logging misclassification.  Acceptable misclassification by lithology code can occur due to samples containing more than one rock type.  This can occur and be acceptable, because of the minimum requisite sample length constraints.

The results in Tables 4, 5 and 6 show that logging is generally in agreement with rock composition.  Samples logged and coded as magnetite-rich are indicated by assay results to contain more magnetic Fe than samples logged as hematite-rich or carbonate and silicate IF.  Samples coded as hematite-rich contain more hematitic Fe.  At both Rose and Mills, hematite-rich samples contain higher levels of manganese.  Carbonate IF samples are generally higher in CaO.  Mafic intrusive rocks (HBG-GN) contain higher levels of TiO2, Al2O3 and Mg than IF.  Quartz Schists (which WGM has regrouped from Alderon individual lithology field codes to facilitate simplification for reporting in Tables 5 to 6) which generally represent Wishart Formation are high in SiO2 and Al2O3, as are Menihek Formation samples.  Denault Formation samples are high in CaO and MgO as this rock is marble or dolomitic marble.

Over 3,000 Davis Tube tests were completed on 2010 drilling program samples. Most of these were completed on Rose Central with 2,929 tests completed.  On Mills Lake mineralization 167 tests were completed.  Davis Tube magnetic concentrates were generally assayed for major elements by XRF.  For some samples Davis Tube tails were analysed for FeO.  For a proportion of these samples, particularly hematite-rich samples no XRF analysis on products was possible because the amount of magnetic concentrate produced was too small.

As expected, the preliminary results for the Davis Tube tests results for the Rose Central and Mills Lake Deposits demonstrate high iron recoveries were achieved for magnetite-rich samples and lower recoveries for hematite-rich samples.  Iron concentrations in magnetic concentrates are generally high at 67 to 70% and silica values generally range from 2 to 4%.  Manganese in magnetic concentrates is weakly to moderately correlated with manganese in Head samples but patterns are irregular.

For its 2010 program, Alderon completed bulk density determination on 175, 0.1 m length half split core samples for the purposes of calibrating the down-hole density probe data.  The samples tested spanned a number of rock types.  The bulk densities were determined at SGS-Lakefield using the weigh-in-water/weigh-in-air method.  These 0.1 m samples represent the upper 0.1 m intervals of routine assay samples that are generally 3 m to 4 m long.  There are no XRF WR assays for these specific 0.1 m samples as only the routine sample intervals, of which the 0.1 m samples were a part, were assayed.  Bulk densities for these 0.1 m samples correlate poorly with the %TFe from assays on the longer interval routine samples of which they were a part.  This poor correlation is not unexpected by WGM since mineralization is rarely consistent over entire sample intervals.  Although there were 175 wet bulk density determinations, more than one result for the 0.1 m samples can match with a routine sample interval.

Alderon also completed SG determinations on the pulps from 33 routine samples at SGS-Lakefield using the gas comparison pycnometer method.  A plot of the SG results for these samples versus XRF WR %TFe results shows that SG by pycnometer results correlate strongly with %TFe.  It also illustrates that probe determined density averaged over the same sample intervals similarly correlate strongly with both %TFe from assay and with pycnometer determined density.

WGM’s experience is that there is invariably a strong positive correlation between SG and/or density and %TFe assays for fresh unweathered / unleached OIF.  This occurs because OIF generally has a very simple mineralogy consisting predominantly of hematite and/or magnetite and quartz.  Because the iron oxide component is much denser than the quartz and the OIF mineralogy is simple, the Fe concentration of a sample provides an excellent measure of the amount of magnetite and/or hematite present in the sample and hence the density of the sample.  Invariably, the relationship between %TFe and SG is much the same from one deposit to the next.  Pycnometer determined SG on pulps is not the ideal method for proving the SG to %TFe relationship because any porosity in samples could lead to misleading results.  However, where bulk density and pulp density or SG have been determined on fresh unweathered OIF samples, WGM has found that results will be very comparable.

WGM prepared a plot showing helium comparison pycnometer SG results for WGM’s 26 samples it collected from Alderon and Altius drill core during site visits in 2009 and 2010. Pycnometer SG and %TFe correlate well and the Best Fit relationship line is similar to that shown for Alderon’s 33 SG pycnometer results and similar to that for other iron deposits WGM has reviewed.  However, the probe densities do not correlate well with either the pycnometer SG or iron assays.

WGM believes the discrepancy between the relationships noted above may be due to poor correlation between sample To’s and From’s from sampling, logging and the core metreage blocks and the probe depth indexing.  WGM understands that Alderon has been aware of discrepancies between the depth of drillholes as indicated by the drillers and the DGI probe data.  WGM further understands that the consensus of opinion is that the driller’s core metreage block errors were not always detected and corrected by Alderon’s geotechnical crew.  Consequently, the depth indexing for DGI’s probe does not correspond exactly with Tos and Froms from logging and sampling.  Probe density, pycnometer SG and %TFe correlate well because special effort was made to correct the indexing errors.

For the Mineral Resource estimate, WGM has chosen for its modeling to use the relationship between pycnometer SG and %TFe to mitigate the depth indexing issue.

WGM recommends that Alderon complete pycnometer pulp SG and bulk density determinations on whole routine assay sample intervals and compare results to confirm that pycnometer SG and bulk density measurements generate similar results and correlate strongly with %TFe.  WGM further recommends that Alderon strengthen its core handling, logging and sampling routines in order to locate and fix core block metreage errors before logging and sampling is completed.  The positive consequence of finding and fixing these errors would be to make the probe densities more valuable.  WGM would argue however, that for fresh unweathered OIF, probe densities provide little to no advantage over estimating rock density from assay results.  However, where rocks are weathered and leached, probe densities would have a distinct advantage.

Drilling

Historic Drilling

In 1957, IOCC re-mapped an area of 86.2 km2 to the west of Duley Lake on a scale of 1”= 1,000 ft and test drilled shallow holes throughout the area through overburden cover to determine areas underlain by iron formation.  Dip needle surveying served as a guide for determining the locations of iron formation in drift-covered areas.

272 holes aggregating a total of 7,985 m (26,200 ft) were drilled during IOCC’s 1957 program.  Approximately 66 of these holes were located on the Property.  It is reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation outcrops found during previous geological mapping.

In 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake.  The hole (No. 57-1) was drilled vertically to a depth of 28 m and did not encounter oxide iron formation.  In 1983 it was reported that LM&E collared a 51 m deep (168 ft) diamond drillhole 137 m north of Elfie lake (DDH No. 57-83-1).  The drillhole encountered iron formation from 17 m to a depth of 51 m.  Of this however, only 2 m was oxide facies.  Core recovery was very poor, (20%).

Altius 2008 Drilling Program

General

Altius’ 2008 drilling program consisted of 27 holes totalling 6,129.5 m (including two abandoned holes which were re-drilled) testing the Mills Lake, Mart Lake and Rose Lake iron occurrences.  Descriptions of mineralization and estimated true widths are discussed above under “ — Mineralization”.  Drilling was carried out between June and October by Lantech Drilling Services of Dieppe, New Brunswick using a Marooka mounted JKS300 drill rig.  A second, larger drill rig was added to the program in September to help complete the program before freeze-up.  The second rig was a skid mounted LDS1000 towed by a Caterpillar D6H dozer.  Both drills were equipped for drilling BTW sized core.  Drilling took place on a two shifts per day basis, 20 hours per day, 7 days per week.  The remaining four hours was taken up with travel to and from the drill site and shift change.

2008 Drill Hole Collars and Down-Hole Surveying

Drillhole collars were spotted prior to drilling by chaining in the locations from the closest grid line picket.  Drilling azimuths were established by lining up the drill by sight on the cut grid lines.  Drill inclinations were established using a compass on the drill head.

Once a drillhole was finished, the drill geologist placed a fluorescent orange picket next to the collar labelled with the collar information on an aluminum tag.  The X, Y and Z coordinates for these collar markers were surveyed using hand-held GPS.  Generally, casing was left in the ground where holes were successful in reaching bedrock.

Down-hole surveys were systematically performed by the driller every 50 m using a Flexit instrument.  Azimuth, inclination and magnetic field data were recorded by the driller in a survey book kept at the drill.  A copy of the page is taken from the book, placed in a plastic zip lock bag and placed in the core box and the test was recorded by the geologist.

Alderon 2010 Drilling Program

General

The 2010 drill program consisted of 25,895 metre NQ diamond drilling.  The objective of the program was to delineate an Inferred iron oxide Mineral Resource of 400-500 MT on two areas: the Rose Central and Mills Lake Deposits.  The drilling included testing the North Rose Lake Zone, the SW Rose Lake Zone and the Elfie Lake/South Rose Zone.  The 2010 program included: borehole geophysics on many of the 2008 and 2010 holes, detailed 3D, DGPS surveying of 2008 and 2010 drillhole collars, and logging and sampling of drill core including the re-logging of 2008 drillholes.

Landdrill International Ltd. (“Landdrill”) based in Notre-Dame-du Nord, QC, was the drill contractor for the entire campaign.  Throughout the campaign, between three and five diamond drill rigs were operating.  Some rigs were brought in for special purposes, like a heli-supported drill for several holes on North Rose and a track-mounted drill to access an area with a restricted access permit.  A total of 82 holes were collared, but only 72 holes were drilled to the desired depths, with the remaining holes being lost during casing or before reaching their target depth because of broken casing, detached rods, bad ground, etc.  Table 7 provides a summary of 2010 drilling by target zone.

TABLE 7

2010 DRILLING SUMMARY BY DEPOSIT OR ZONE

Deposit or Zone	Metres	Number of Holes
Central Rose	18,928	51
Mills Target	4,124	16
North Rose	1,419	5
SW Rose	1,424	10
Total	25,895	82

Several Central Rose Lake drillholes also tested the North Rose Zone at depth, allowing for a preliminary evaluation.

The drill campaign consisted of three continuous and at times simultaneous phases of exploration:

1.             The drilling began on the NE extent of the Central Rose Lake trend (L22E) and progressed SW along the established 200 m spaced NW-SE oriented grid lines to section L8E.  Each section was drilled and interpreted with the interpretation extrapolated and integrated into previous sections.

2.             Towards the middle of the program, drilling expanded to test the North Rose and SW Rose Zones, also following 200 m spaced lines.  This expansion was done by increasing the number of drills on the Property to allow focus to continue on the Central Rose Zone.  The North Rose and SW Rose zones were difficult to test due to the topography, thick overburden and swampy terrain.

3.             The last phase of exploration focussed on the Mills Lake Deposit and utilized two drills (one heli-supported, the other self-propelled track driven) over eight weeks.

Drilling on the SW Rose Zone was limited to two cross sections.  Drilling was difficult due to a combination of thick overburden (37-65 m vertical depth) with deep saprolitic weathering.  Core recovery ranged from adequate to very poor.  The weathering decreased at depths below 170 vertical metres, but most holes did not achieve that depth.  Drilling on this target was suspended due to poor production.

Drilling on the North Rose Zone was limited to two sites due to accessibility.  The terrain overlying this target is swampy lowland surrounding a shallow lake.  Several holes testing the Central Rose Deposit were extended to test the deeper portions of this North Zone and indicate this zone requires additional drilling and may significantly contribute to the overall Rose Lake tonnage.  This target is best tested during a winter program when the area is frozen and more readily accessible.

Core recovery was generally very good throughout the drilling focussed on the Central Rose and Mills Lake Deposits and is not a factor the Mineral Resource estimate.  Core recovery is often poor for the drilling on the North Rose Zone due to intensive weathering along fault systems, but neither the SW Rose, nor the North Rose Zones form part of the present Mineral Resource estimate.

Drill Hole Collars and Down-Hole Attitude Surveying

Prior to drilling the drillhole collars were spotted with a hand-held GPS.  The drilling azimuths for inclined drillholes were established by lining up the drill on fore-sight and/or back-sight pickets previously aligned along the desired azimuth, parallel with the previously surveyed grid lines.  Drill inclinations were established with a protractor fixed on the drill head.  When a hole was completed, a post was placed in the collar of the hole.  This post was temporarily surveyed with a hand-held GPS.

Subsequently, at the end of the drilling campaign, the X, Y and Z-coordinates of all the new drillholes and the 2008 drillholes were precisely DGPS surveyed using dual frequency receivers in real Time Kinematic Mode by the land surveyor firm N.E. Parrott Surveyors of Labrador City, NL and tied into the federal geodesic benchmark.

Most of the 2008 and 2010 collars were identified and surveyed during the first (October 23 to 27) or second (December 5) surveying campaign.  Two collars, K-08-05 and K-10-43 could not be located.

Downhole tests were done with a North Seeking Gyroscope instrument by DGI as part of the borehole geophysics program immediately after the termination of the drillhole while the drill rig was still on site.

The down-hole attitude surveys were performed with the rods inside the borehole to prevent the borehole from collapsing, thus minimizing risk to the equipment.  Boreholes drilled in 2008 (K-08 designation) only had casing shots completed to eliminate the risk of open-hole logging.

A series of boreholes, including K-08-20, K-10-25, K-10-27, K-10-30 and K-10-35 were revisited later in the program.  These boreholes were now open holes and only casing shots were repeated to minimize risk to the gyro.  These results were compared to the previous measurements and repeated within the error range of the instrument.

During the program it was detected that the azimuth information produced by the gyro, did not match the planned azimuths of the boreholes.  Parrot was hired by DGI to provide corroboration to either the planned or measured azimuths of the boreholes and Parrot during its December 5 visit surveyed the azimuths of 24 drillholes.  These results were received in early November 2010.  The Parrot azimuths for 20 of the 24 drillholes correlated most closely with the planned azimuths.  For four drillholes (K-10-60, K-10-25, K-10-96 and K 10 94A) the planned azimuths departed from the Parrot azimuths by more than 5 degrees.  As a result DGI recommended that the gyro instrument be immediately removed from the field for problem diagnosis at the manufacturer’s facility.

A sensor was replaced and extensive calibration checks were performed at the manufacturer’s facility with DGI’s Vice President Operations in attendance.  The calibration checks demonstrated a high degree of repeatability and accuracy for the instrument.  Once tests were completed to the satisfaction of the manufacturer and DGI, the gyro was returned to the Property.

A thorough review of all calibration data, QA/QC tests, and repeat field measurements compared to the Parrot collar surveys and planned drill azimuths indicated that the gyro information should be treated as relative.  That is, prior to having repairs completed by the manufacturer the instrument measured the correct relative change in azimuth down hole, but not the correct absolute azimuth.  This is the same method as used for normal gyro data.  The relative accuracy of the instrument throughout the duration of the project is supported by the manufacturer.

Alderon elected to use the planned azimuths as the collar azimuths of all of the 2008 and 2010 drillholes and adjust the DGI gyro down-hole azimuths to the planned collar azimuths.  These corrections were also applied to the OTV structure data to compute orientations for the picked structures.

Geophysical Down-Hole Surveying

DGI employed a multi-parameter digital logging system designed by Mount Sopris Instrument Co. and along with gyroscopic down-hole drillhole attitude surveying included, natural gamma, poly electric, magnetic susceptibility, calliper, and optical televiewer (“OTV”) instrumentation.

The Poly Gamma probe measures variations in the presence of natural radioactivity.  Changes in natural radioactivity are typically related to concentrations of uranium, thorium and potassium.  Data acquired from this parameter is useful in identifying lithological changes.

The Poly-Electric probe measures: normal resistivity, spontaneous potential (“SP”), single-point resistivity (“SPR”), fluid resistivity, fluid temperature and natural gamma radiation. Resistivity measurements can be used to identify lithology changes, often resulting from changes in porosity.  Fluid resistivity measurements are often used to correct the resistivity measurements of the rock from the influence of drilling mud and borehole fluid, and can also be indicative of borehole fractures.  Temperature contrast data can identify zones of water movement through borehole fractures and faults relative to static water in the borehole column.

The Magnetic Susceptibility probe delineates lithology by analyzing changes in the presence of magnetic minerals.  Magnetic susceptibility data can illustrate lithological changes and degree of homogeneity, and can be indicative of alteration zones.  The magnetic susceptibility probe is stabilized in the borehole fluid prior to calibration checks and the start of the survey runs.  Calibration checks are performed before the deployment run and after the retrieval run using two points of known magnetic susceptibility.  Susceptibility data was used in conjunction with assay data to develop an equation converting magnetic susceptibility (CGS units) to a % magnetite content value estimate.

The Optical Televiewer provides a detailed visualization of the borehole by capturing a high-resolution image of the borehole wall with precise depth control.  The OTV captures a high-resolution 360º image perpendicular to the plane of the probe and borehole.  This allows borehole bedding and fractures to be inspected by a direct camera angle.  This 360° high-resolution image can be used to identify, measure and orient bedding, folding, faulting and lithological changes in the borehole.  The use of a gyro provides the relative orientation data to correct the image and feature orientation.  2D and 3D projections of this data provide a variety of interpretive options for analysis.

The OTV data is reported as True Azimuth and as True Dip.  It should be noted that Azimuth True for the feature is the azimuth of the dip direction rather than the strike of the feature.  The strike azimuth for a feature is 90° from the value reported in the True Azimuth data column.

Sixty-nine boreholes were surveyed during this project with various probes.  Once a final data set was completed, a statistical characterization was performed using the physical properties data.

WGM Comment on 2008 and 2010 Drilling

Altius’ 2008 and Alderon’s 2010 drilling programs were generally well run.  In 2008, drillhole collars were surveyed using hand-held GPS.  Fortunately, casings were left in the ground so the collars could be resurveyed at a later date.  As part of the 2010 program, Alderon resurveyed all of Altius’ collars using DGPS except for two that could not be located.

In 2008, downhole surveying was done using a Flexit instrument.  This instrument determines azimuths based on a magnetic compass.  Altius ignored azimuth readings from the instrument and utilized only the inclination information from the survey.  WGM agrees that this was acceptable practice.  Alderon attempted gyro surveys of the collars of many of these holes as part of the 2010 program, however, it was later concluded that the gyro azimuths were not accurate.  The 2008 drillholes consequently only have inclination data, and no azimuth information and the collar and down-hole azimuths used in the drillhole database are taken to be the planned azimuths for the drillholes or gyro azimuths for the hole tops adjusted to planned collar azimuths.

Alderon suspected early on in the 2010 program that the gyro azimuths were biased.  DGI and investigations by the probe manufacturer concluded that there was a sensor malfunction in the probe.  The result of this sensor problem was that drillhole azimuths were inaccurate, but were precise.  Consequently, down-hole azimuths and changes in azimuth for the 2008 and 2010 drillholes were adjusted to planned collar azimuths which are likely mostly accurate within two to three degrees.  Unfortunately, weather and logistical problems prevented resurveying of holes with the probe once it was repaired.

In the summer of 2011, Alderon plans to re-survey as many drillhole collars as possible for location and azimuth.  WGM agrees this is the best approach.  The assumption of drillhole azimuth based on planned collar azimuth, rather than actual accurate measured azimuths, will likely have a minor affect on geological interpretation and the mineral resource estimate, but considering that this is an initial resource estimate and more drillholes are required to fully delineate mineralization, WGM is of the opinion that any adverse effect of inaccurate azimuth is small.

Drillhole orientation relative to rock structure varies from nearly perpendicular to dip to almost down dip and the rocks and mineralization are folded.  Accordingly, the relationship between true widths and drillhole intersection length also varies considerably from hole to hole, or even within a hole.  WGM encourages Alderon, as much as possible, to avoid drilling down dip.

WGM also suggests that it label drillhole collars immediately after drill dismount.

WGM has not completed a thorough review of all the down-hole geophysical information as Alderon has also not yet completed its review.

Sampling Method and Approach

General

The description and discussions herein for sampling are for the programs conducted from 2006 to 2010 by Altius and Alderon and are derived mostly from reports and protocol documents completed by or for Altius and Alderon and direct observations by WGM during its site visit.

2006 and 2007 Surface Sampling Program

The 2006 program completed on the Property consisted of reconnaissance prospecting and sampling.  Ten surface grab samples from outcrop were collected and sent to SGS-Lakefield for XRF WR analysis and determination of magnetite by Satmagan.

Altius’ 2007 program also included a prospecting and sampling component.  A total of 63 samples were collected.  Twenty-nine of these were sent to Activation Laboratories in Ancaster, Ontario for determination of major oxides, FeO total, S, LOI and H2O+.  The others were collected for physical properties testing at Morris.  Morris determined density and magnetic susceptibility.

Sample and analysis results for the 2006 and 2007 programs were used only for geological mapping purposes and were not used for the mineral resource estimate.

2008 Drill Core Handling and Logging

Core was removed from the core tube by the driller’s helper at the drill and placed into core trays labelled with hole and box number.  Once the tray was filled (approximately 4 to 4.5 m per box) it was secured at both ends, labelled and set aside.  Core was picked up at the drill site by Altius personal each day.  Core was transported from the drill site to a truck road using all terrain vehicles and a trailer.  Core was then transferred to an Altius truck and transported directly to Altius’ secure core facility in Labrador City.  A geologist was always on site at the core facility to receive the core deliveries.  Core boxes were then checked for proper labelling and correct positioning of tags.  The end of box interval was measured and marked on the end of each tray with an orange china marker.  Box numbers, intervals and Hole ID were recorded on a spreadsheet and recorded on aluminum tags which were subsequently stapled to the tray ends for proper cataloguing.  All core was photographed, both wet and dry, in groups of four trays by a geotechnician or geologist.

Rock quality designation (“RQD”), specific gravity and magnetic susceptibility measurements were completed for each drillhole and recorded on spreadsheets.  A measurement of specific gravity was obtained from each lithological unit in each drillhole by selecting short pieces of whole or split core and weighing each in air and in water.  Magnetic susceptibility was measured using a magnetic susceptibility KT-9 Kappameter distributed by Exploranium G.S. Limited by taking one measurement every metre as an approximation of magnetic susceptibility.

A geologist logs the core and records the data on logging sheets. All geological and geotechnical information was recorded digitally at the end of each day.

2008 Sampling Approach

Sample intervals were determined on a geological basis, as selected by the drill geologist during logging, and marked out on the drill core with a china marker during descriptive logging.

Core was first aligned in a consistent foliation direction.  Iron formation was sampled systematically at 5 m sample intervals where possible, except where lithological contacts are less than 5 m.

All rock estimated to contain abundant iron oxide was sampled.  In addition, two 3-m samples on either side of all “ore grade” iron formation were taken, where possible, to bracket all “ore grade” iron formation sequences.

2008 Sampling Method

The geologist marked the sample intervals with a red china marker and placed lines perpendicular to the core axis at the beginning and end of sample intervals.  The geologist also marked a line along the top of the core, parallel to the core axis, to indicate to the sampling geotechnician where the core should be sawn in half.

Three-part sample tickets, with unique sequential numbers, were used to number and label samples for assay.  One tag contains information about the sample (such as date, hole ID, interval and description) and is kept in the sample log book.  A second tag is stapled into the core box at the beginning of the sample interval.  The third tag is stapled into the plastic poly bags containing that sample for assay.  Sample numbers and intervals were entered into a digital spreadsheet.

Core was sawn in half using a rock saw at the Altius core facility by an Altius geotechnician.  One half of the core comprising the sample is placed into the labelled sample bags and stapled closed immediately after the sample is inserted.  The remaining half of the split core is returned to the core tray and inserted in its original order and orientation and retained for future reference.  Where duplicate samples were required, quarter samples were taken sawn.  Each sample is then secured within plastic pails labelled with the sample number.  Lids were secured on the pails and the pails were then taped closed for extra security.

The buckets were placed onto pallets where they were subsequently shrink-wrapped and also secured with plastic straps for loading onto transport trucks for shipment to SGS-Lakefield.

Core Storage

After core logging and sampling were completed, core trays containing the reference half or quarter-split core and the archive sections of whole core were stacked on timber and rebar core racks at the Labrador City core facility.

2010 Drill Core Handling and Logging

Core logging was conducted by several geologists and supervised by Edward Lyons, a member of the Association of Professional Engineers and Geoscientists of British Columbia, the professional Engineers and Geoscientists of Newfoundland and Labrador and the Ordre des Géologues du Québec.  Mr. Lyons has recent experience on similar deposits in the Fermont, Fire Lake district.

After the core was placed in the core trays, the geologists checked the core for metreage blocks and continuity of core pieces.  The geotechnical logging was done by measuring the core for recovery and RQD.  This logging was done on a drill run block to block basis, generally at nominal three metre intervals.  Core recovery and rock quality data were measured for all holes.  Drill core recovery in most cases was close to 100% with virtually every run 3 m.  The RQD was generally higher than 92%.  Lower values were observed and measured for the first 3 to 5 m of some holes where the core is slightly broken and occasionally slightly weathered.  Near fault shears, RDQ dropped somewhat, but was rarely below 65% and this mainly occurs in the schistose stratigraphic hanging wall Menihek Formation, rather than in the iron formation.

The core was logged for lithology, structure, and mineralization with data entered directly into laptop computers using MSAccess forms developed by Alderon geomatics staff.  Attention was directed at evaluating the percent content of iron oxides as well as the major constituent gangue components of the iron formation using a quaternary diagram developed by Mr. Lyons.  Drillhole locations, sample tables, and geotechnical tables were created in MSAccess separately and are able to be merged with the geological tables at will.

Prior to sample cutting, the core was photographed wet and dry.  Generally, each photo includes five core boxes.  A small white dry-erase board with a label is placed at the top of each photo and provides the drillhole number, box numbers and from-to in metres for the group of trays.  The core box was labelled with an aluminum tag containing the drillhole number, box number and from-to in metres stapled on their left (starting) end.  Library samples approximately 0.1 m long of whole core were commonly taken from most drillholes to represent each lithological unit intersected.  Once the core logging and the sampling mark-up was completed, the boxes were stacked in core racks inside the core facility.  After sampling, the core trays containing the remaining half core and the un-split parts of the drillholes were stored in sequence on pallets in a locked semi-heated warehouse located in the Wabush Industrial Park.  The warehouse contains the entire core from Altius’ 2008 and Alderon’s 2010 drilling campaigns.

Sample Security

The core was brought in twice daily at shift changes to Alderon’s core facility in a building in Labrador City, NL to reduce the possibility of access by the public near the drill staging area southwest of Labrador City.  Public access to the core facility was restricted by signage and generally closed doors.  Only Alderon or its contractor’s employees were allowed to handle core boxes or to visit the logging or sampling areas inside the facility.  Split core samples were packed in sealed steel drums and strapped onto wood pallets.  The pallets were picked up at the core facility with a fork-lift and loaded into a closed van and carried by TST Transport to SGS- Lakefield, via Baie-Comeau, Québec and Montréal.

2010 Sampling Approach

The 2010 sampling approach was similar to the 2008 approach with most samples taken to start and stop at the metreage blocks, at 3.0 m intervals, with variation in sample limits adaptable to changes in lithology and mineralization.  Samples were therefore generally 3.0 m long and minimum sample length was set at 1.0 m.  Zones of unusual gangue, like Mn-mineralization, or abnormally high carbonate were treated as separate lithologies for sampling.

The bracket or shoulder sampling of all “ore grade” mineralization by low grade or waste material was promoted.  The protocol developed for the program also stated that silicate and silicate iron formation intervals in the zones of oxide iron formation should generally all be sampled unless exceeding 20 m in intersection length.  In the abnormal case, where core lengths for these waste intervals were greater than 20 m, then only the low/nil grade waste intervals marginal to OIF were to be sampled as bracket samples.

In-field Quality Control materials consisting of Blanks, Certified Reference Standards or quarter core Duplicates were inserted into the sample stream with a routine sequential sample numbers at a frequency of one per 10 routine samples.  The Duplicates were located in the sample number sequence within 9 samples of the location of its corresponding “Original”.  The Duplicates accordingly do not necessarily directly follow their corresponding Original.

2010 Sampling Method

Similar to 2008 practice, 2010 practice entailed the use of three tag sample books.  Geologists were encouraged to try to use continuous sequences of sample numbers.  The geologists were instructed to mark the Quality Control (“QC”) sample identifiers in the sample books prior to starting any sampling.

The sample intervals and sample identifiers are marked by the geologist onto the core with an arrow, with an indelible pen or wax marker.  The sample limits and sample identifiers are also marked on the core tray.

The book-retained sample tags are marked with the sampling date, drillhole number, the From and To of the sample and the sample type (sawn half core, Blank, Duplicate or Standard) and if Standard, then also record the identity of the Standard.  The first detachable ticket recording the From and To of the sample was stapled into the core tray at the start of the sample interval.  QC sample tags were are also stapled into the core tray at proper location.  Quarter core Duplicates were flagged with flagging tape to alert the core cutters.

The core cutters saw the samples coaxially, as indicated by the markings and then place both halves of the core back into the core tray in original order.  The sampling technicians complete the sampling procedure which involves bagging the samples.

The second detachable sample tags are placed in the plastic sample bags.  These tags do not record sample location.  As an extra precaution against damage, the sample number on these tags was covered over with small piece of clear packing tape.  The sample identifiers were also marked with indelible marker on the sample bags.  The bags are then closed with a cable tie or stapled and placed in numerical order in the sampling area to facilitate shipping.  The samplers inserted the samples designated as Field Blanks before shipping.

Samples are checked and loaded into pails or barrels for shipping.  Pails or barrels are individually labelled with laboratory address and the samples in each shipping container are recorded.

WGM Comment on Logging and Sampling

WGM examined sections of Altius’ 2008 drill core during its October 2009 site visit and Alderon’s 2010 drill core during its site visits in July and November 2010 and found the core for both campaigns in good order.  The drill logs have also been reviewed and WGM agrees they are comprehensive and generally are of excellent quality.  Core descriptions in the logs were found to match the drill core.

During WGM’s site visits, sample tickets in the trays were checked and confirmed that they were located as reported in the drill logs.

A drill core sampling approach using 1 metre to 5 metre long samples respecting lithological contacts is acceptable practice.  WGM is unaware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.  WGM agrees that the Library samples do not materially impact assay reliability and/or accuracy.

Sample Preparation, Assaying and Security

2008 Sample Preparation

In-lab sample preparation was performed by SGS-Lakefield at its Lakefield, Ontario facility.  SGS is an accredited laboratory meeting the requirements of ISO 9001 and ISO 17025.  Samples were crushed to 9 mesh (2 mm) and 500 g of riffle split sample was pulverized to 200 mesh (75 µm).

2008 Sample Assaying

All of Altius’ drill core samples were subject to a standard analysis routine including whole rock analysis (“WR”), by lithium metaborate fusion XRF, FeO by H2SO4/HF acid digest-potassium dichromate titration, and magnetic Fe and Fe3O4 by Satmagan.  Neither the Satmagan nor the FeO determinations were completed on all in-field QA/QC materials.  A group of 14 samples were analysed for S by LECO with sample selection based on visual observation of sulphides in the drill core.  A total of 676 samples, including in-field QC materials, were sent for assay.

2008 Quality Assurance and Quality Control

Altius conducted an in-field QA/QC program during initial core sampling.  SGS-Lakefield also conducted its own in-lab internal QA/QC program.  Samples and analysis for both these programs are summarized in Table 16.

In the field, Standard, Blanks and Duplicate samples were inserted alternately every 10th sample.  The material used for Blank was a relatively pure quartzite and was obtained from a quarry outside of Labrador City.  Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, ¼ for the regular samples, and the remaining half core was returned to the core tray for reference.  The Certified Standard Reference materials used were CANMET’s TBD-1 and SCH 1, CANMET’s FER-4 was used when the TBD-1 material was exhausted in the latter half of the program.  This material was pre-packaged in paper envelopes and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number.

The 19, 2008 drilling campaign field Blanks all returned low values.

The results for %TFe and %Fe3O4Satmagan, FeO, MnO and SiO2 for analysis of Duplicate ¼ drill core samples for both the 2008 and 2010 programs generally indicate that Original and Duplicate assays correlate strongly.  There are a few outliers that may represent errors made in the field or in the lab, but generally the results indicate that assays are precise and minimal sampling mix-ups prevail.

The results for the 2008 program Certified Reference Standards demonstrate that, in general, the Standards performed well as indicated by the clustering of results and the concentration averages which are close to the certified reference values.  The Standards were not however assayed for FeO, or had Satmagan determinations completed.  Albeit, such analysis would not have generated a lot of information, as both of the Standards used for the 2008 program contained little magnetite.

SGS Lakefield’s in-laboratory QA/QC program consisted of assays on Preparation Duplicates which it calls Replicates and Analytical Duplicates which are re-assays of same pulps.  These re-assays, SGS-Lakefield refers to as Duplicates on its Certificates of Analysis.  Preparation Duplicates are second pulps made by splitting off a second portion from a coarse reject.  SGS Lakefield prepared and assayed Preparation Duplicates and Preparation Blanks at a rate of one every 50 to 70 routine samples.  Analytical Duplicates, which involved a new fusion and disc, were prepared and assayed at a frequency of one sample every 20 to 25 routine samples.

2010 Sample Preparation

The Primary laboratory for Alderon’s 2010 exploration program was again SGS-Lakefield.  Sample preparation for assay included crushing the samples to 75% passing 2 mm.  A 250 g (approximate) sub-sample was then riffled out and pulverized in a ring and puck pulverizer to 80% passing 200 mesh.  Standard SGS-Lakefield QA/QC procedures applied.  These included crushing and pulverizing screen tests at 50 sample intervals.  Davis Tube tests were also performed on selected samples.  The material for the David Tube tests was riffled out directly from the pulverised Head samples.

2010 Sample Assaying

Alderon’s 2010 drill core sample assay protocol was similar to the 2008 protocol with WR analysis for major oxides by lithium metaborate fusion XRF requested for all samples and magnetic Fe or Fe3O4 determined by Satmagan.  For a proportion, but not all samples, FeO was determined by H2SO4/HF acid digest - potassium dichromate titration.  Generally where FeO on Heads was not completed, Davis Tube tests were performed.  Sample selection criteria for Davis Tube testwork included magnetite by Satmagan greater than 5%, or hematite visually observed by the core logging geologists.  Where Davis Tube tests were completed, Davis Tube magnetic concentrates were generally analysed by XRF for WR major elements.  During the first half of the program, FeO was also determined in Davis Tube tails.  Alderon made this switch in methodology because it believed Davis Tube tails were being overwashed.

In addition to the “routine” assaying 175, 0.1 m samples of half split core samples were sent to SGS-Lakefield for bulk density determination by the weighing-in-water/weighing-in-air method.  The purpose of this work was to provide rock density for different rock types and types of mineralization to calibrate

DGI’s down-hole density probe.  These samples were taken from the upper 0.1 m long intervals of routine assay sample intervals each generally 3 m to 4 m long.  After SGS-Lakefield completed the bulk density tests these core pieces were returned to the field, so they could be replaced back into the original core trays.  In addition to the bulk density testwork, 33 sample pulps had SG determined by the gas comparison pycnometer method.

Alderon also cut 58 new samples from 2008 drill core that had not been previously sampled and assayed.

Additional determinations of FeO_H on samples where FeO was not originally requested and additional Davis Tube testwork are in progress.  The purpose of this work is to provide the data necessary to enable a comparison of methods for estimating %hmFe.  Additional assaying was done as part of the QA/QC program.

A total of 5,527 samples, including new assays from 2008 drill core and including in-field QC materials were sent for assay.

2010 Quality Assurance and Quality Control

The 2010, QA/QC program, similar to the 2008 program, included components conducted by Alderon that were initiated during core sampling in the field and also components operated by SGS-Lakefield’s as part of its own internal QA/QC program.  Alderon’s program included in-field components involving the insertion of Blanks, Duplicates and Standards into the sample stream going to SGS-Lakefield, plus the re-assaying of a selection of 2008 program pulps and the Check Assaying of a selection of pulps at a Secondary laboratory.  Inspectorate, located in Vancouver, B.C. was the Secondary Laboratory for the program.  Inspectorate holds a number of international accreditations, including ISO 17025.

Alderon In-field QA/QC

In the field, Standard, Blanks and Duplicate samples were inserted into the sample stream alternately every 10th sample.  The Certified Standard Reference materials used were CANMET’s TBD-1 changed later to FER-4 and SCH 1.  This material was pre-packaged in ziploc bags and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number.

Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, and ¼ for the regular samples with the remaining half core returned to the core tray for reference.  The material used for Blanks was the same material used for the 2008 program being crushed quartzite located from local outcrops.

In addition to the in-field insertion of Blanks, Duplicates and Standards, a selection of Altius sample pulps originally assayed as part of the 2008 program were retrieved from storage and re-assayed.  Initial results from this re-assaying raised some issues concerning Satmagan results for several samples and more assaying to address these issues involving preparation of new pulps from 2008 program rejects is in progress.  At the date of the Technical Report, the project database holds new WR and Satmagan results for 595, 2008 sample pulps, however, none of these re-assays have been used for the Mineral Resource estimate.

Alderon maintained active monitoring of field-QA/QC results as they were received and undertook re-assaying when assay or sample irregularities were observed.  A tracking table was used to track QA/QC issues.

SGS-Lakefield’s internal QA/QC for the 2010 program was similar to its practice in 2008 including screen tests for crushing and pulverizing, Preparation Duplicates, Preparation Blanks, Analytical Duplicates, and Blanks and Standards.

Generally Duplicate and Original results are strongly correlated.  A few outliers can be identified.

The results for field-inserted Certified Reference Standards, plotting assay values against certificate date, indicate that the Certified Reference Standards performed well for both the 2008 and 2010 programs.  The averages for the Standards assayed at SGS-Lakefield are very close to the Certified Reference values and the charts show that most assays are closely clustered along a constant value line.  There are albeit, occasionally assays that indicate either a Standard was misidentified in the field or mixed-up in the lab, i.e., one sample is identified as SCH-1 for FeO_H, but possibly it is FER-4 based on its assay value.  Another example is one sample for magFe that reports the wrong value according to Alderon’s sample and assay database.

The estimates of %hmFe used for the Mineral Resource estimate were computed from analytical results from analysis of Head samples, but also from Davis Tube testwork results depending on what type of analytical data was available for any particular sample.  QA/QC for the Davis Tube tests and assays of their products is consequently also important.

Davis Tube tests were completed on six samples of CANMET’s FER-4 Certified Reference Standard that was inserted into the sample stream in the field.  Only one sample of SCH-1 had a Davis Tube test completed.  There were eight field ¼ core Duplicates where Davis Tube tests were performed, but complete analysis of Davis Tube products were not performed on every one of these Duplicate samples.

Results are available for the six samples for Standard FER-4 on which Davis Tube tests were completed.  For these six samples, %DTWR ranges from 33% to 37% and Fe_DTC ranges from nearly 63% to nearly 68%.  Three of these samples report SiO2 in DTCs ranging from 5% to 6%, while for the other three instances of FER-4, SiO2 concentrations are approximately 10%.  In WGM’s opinion, these results for silica are curious. The %DTWR appears reasonable but WGM’s expectation would be that the %TFe assays for the DTCs would be more closely clustered.  WGM recommends that Alderon conduct a further review and ascertain any implications.

Results for the eight core Duplicates are summarized in the Technical Report.  Values of %DTWR for corresponding samples (one pair of samples NL00452, NL00453 excepted) are generally close together.  %TFe, %SiO2 and %Mn in DTCs and FeO in DTT for corresponding samples are also generally similar indicating excellent quality data.

SGS-Lakefield Primary Laboratory QA/QC

SGS-Lakefield is an accredited laboratory and operates its own internal QA/QC program involving Preparation Duplicates (Replicates), Analytical Duplicates, Preparation and Analytical Blanks and Certified Reference Standards.

For most samples the assay results are strongly positively correlated.  The chart for FeO_H illustrates that for an occasional determination, random irregularities can occur, probably due to sample mix-up in the lab or during reporting the results.

Assay results for Analytical Duplicates in terms of %magFeSat, are strongly correlated except for one 2008 sample where an error has obviously occurred.  Assays for Analytical Duplicates are as expected more strongly correlated than for Preparation Duplicates, as Preparation Duplicates include both sub-sampling and analytical variance.

SGS-Lakefield’s Analytical Blanks, (N=137) for the 2008 and 2010 programs all returned assays of less than 0.01%TFe.  Preparation Blanks generally returned approximately 5%TFe, although there were a few higher values indicating some occasional carryover iron during sample preparation.

Results for one sample labelled FER-2 that returned an assay value for FeO that is out of line with expectations.  WGM recommends that Alderon investigate to determine if the error is due to a mis-entry in the assay database or a lab error.

During its 2010 program, Alderon requested SGS-Lakefield to supplement its internal QA/QC protocol to help ensure improved quality of iron assays.  These measures included:

•                  checking magnetic iron from Satmagan against %TFe and in the case where the magFe exceeded the TFe, repeat the Satmagan determination; and

•                  where Davis Tube tests and Satmagan were both completed, check Satmagan results against the Davis Tube results and repeat determinations as required to mitigate any discrepancy.

This modified protocol was not established until part way through the 2010 assay program, but should have lead to improved quality of data, particularly helping to mitigate random Satmagan errors.  Certainly there are occasional samples in the assay database where %FeO_H, %TFe and/or %magFeSat are out of balance and can be readily spotted where re-assaying might result in better quality data.

Secondary Laboratory — Inspectorate Check Assay Program

Two hundred and eighty-seven pulps from eight different Alderon drillholes representing different lithology and mineralization were forwarded to Inspectorate Labs, Vancouver in January 2011.

Analysis for WR by XRF, S, FeO by potassium dichromate titration and Satmagan were completed.  Initially, the FeO analysis was completed using a HCL-H2SO4 digestion.  Subsequently, a selection of samples was re analysed using a HF-H2SO4 digestion.  The HF- H2SO4 digestion is similar to SGS-Lakefield’s digestion and is required in order to break down silicates so near total Fe can be measured.

The WR Check Assaying results indicate that SGS-Lakefield’s assays of TFe, SiO2 and MnO are reliable and unbiased.  The FeO results from Inspectorate are strongly positively correlated with original SGS-Lakefield results, but are biased slightly lower.  The Satmagan determinations completed at Inspectorate are also highly correlated with original SGS-Lakefield results, but are systematically biased slightly higher.  If Inspectorate’s Satmagan and FeO results are more accurate than SGS-Lakefield’s it would mean that estimates of %magFe for the Mineral Resource estimate are perhaps very slightly low.  Assuming Inspectorate’s FeO and Satmagans are more correct than SGS-Lakefield’s, then estimated %hmFe probably would not change much because Inspectorate’s results are both higher in magnetic Fe and lower in FeO.

The samples at Inspectorate were also assayed for S and only a few samples from the project have been previously assayed for S.  The new S results confirm that mineralization is generally low in S, but there are occasional intervals with S at levels of 1% to 3%.  WGM recommends that Alderon check these samples against drill logs and, if required, against archived drill core to confirm, if possible the presence of sulphides in these sample intervals.

WGM Comment on 2008 and 2010 Sampling and Assaying

Alderon’s programs included credible sampling, assaying and QA/QC components that helped to assure quality exploration data.  Its programs included the re-logging of Altius’ 2008 core and the re-assaying of a selection of Altius’ samples.  QA/QC protocols for both Altius’ and Alderon’s programs included in-field insertion of Standards, Duplicates and Certified Reference Standards.  In addition, Alderon supplemented these with Secondary Laboratory Check assaying and the close monitoring of returned assay results and re-assayed of samples where quality control issues were raised.

Some errors in logging, sampling and assaying are identifiable from results returned, but WGM has not identified any material errors that delegitimize logging, sampling and/or assaying results and believes program results are of sufficient quality to support the mineral resource estimate.

In WGM’s opinion, areas for improvement include developing more awareness towards:

•                        Identifying drillers core block metreage errors during logging and reconciling down-hole probe depths with drillers hole depths prior to detailed logging and sampling being undertaken;

•                        More attention to drillhole planning so drillholes better cross cut zones of mineralization;

•                        Simplifying the assay protocol so that basic determinations are completed on all samples;

•                        Simplifying the database in terms of the number of data tables by combining related data in the same tables, i.e., combining Davis Tube results (mass recoveries and concentrate analysis) in one table and combining in-lab QA/QC results with assays for routine sample;

•                        Avoiding repetitive data in assay tables such as certificate dates that can be more simply and better derived from separate tables through table joins;

•                        Still more aggressive identification and follow-up of QA/QC issues including monitoring of in-lab QA/QC results; and

•                        Filing retained core on core racks rather than stacking, so logged and sampled core is more readily accessible for review and checking.

Data Corroboration

WGM Senior Associate Geologist, Richard Risto, P.Geo., visited the Property twice in 2010 while Alderon’s drilling program was in progress.  The first visit was completed August 3 to August 6 and the second from November 1, 2010 to November 3, 2010.  This initial visit was to initiate the project review process.  Alderon’s Chief Geologist, Mr. Edward Lyons, P.Geo. (BC), géo (QC), P.Geo. (NL) and Doris Fox, P.Geo., Kami Project Manager, EGM Exploration Group Management Corp. (an Alderon associate company) were hosts for the visit.  Mr. Risto reviewed drilling completed to date, proposed drilling strategy, deposit interpretation, logging and sampling procedures and visited the Property to see previous drilling sites and drilling in progress.  Mr. Risto reviewed with the project manager the details of the planned work program, including the company’s analytical and testing protocols to facilitate the planned mineral resource estimate.

The November site visit was made as the completion of the drilling program was pending with approximately 3,000 m remaining to be drilled.  The purpose of this site visit was to review new data and ongoing drilling plans and for the collection of independent samples.  ADR Chief Geologist, Mr. Edward Lyons, was again host for the visit.  Mr. Risto reviewed drilling completed to date, proposed drilling strategy for the remainder of the program, discussed deposit interpretation, collected independent drill core samples and again visited the Property to check drilling sites.

In October 2009, WGM Senior Geologist, David Power-Fardy, P.Geo. completed a site visit to the project.  Drill core was reviewed at Altius’ core storage facility in Wabush on October 6, 2009 and again on October 8, 2009.  Facilitated by helicopter, Mr. Power-Fardy visited the Property on October 7, 2009.  WGM independently collected 15 samples from 2008 drillholes and these samples were sent to SGS Lakefield for analysis.

On checking the drill sites during its July 2010 site visit, WGM found that the drill collars were not labelled so it was not possible to be certain of individual drillhole identity.  WGM recommended that collars be labelled when the drills dismount or very shortly afterwards.  During its November 2010 site visit, WGM found that the collars were now labelled and capped.  WGM validated drillhole locations in the field using a hand-held GPS and checked casing inclinations.  Mr. Risto found that his Eastings and Northings closely matched those in Alderon’s database within a few metres and dips closely matched database dips to within ±3o.  WGM also validated logging and sampling procedures.  Check logging and checking sample locations in core trays validated Alderon’s logging and sampling.  As a component of the work plan, towards the mineral resource estimate, WGM checked a random selection of assays in Alderon’s database versus SGS-Lakefield analytical certificates.  During this process, some omissions and errors were identified which were communicated to Alderon and these errors and omissions were fixed.  The assay Quality and Control section of the Technical Report was completed by WGM independently of Alderon based on data provided by Alderon.  WGM also independently completed the calculations leading to the estimates of %hmFe used in the Mineral Resource estimate and formulated the SG model.

Assay results for WGM Independent samples and corresponding Alderon sample are generally strongly correlated indicating generally reliable and precise assays and the minimal probability of any sample mix-ups in the field or in the lab.  Two samples, KWGM-02 and KWGM-08, reported SiO2 assays that diverge noticeably from Alderon Original values but assays for other components in these same two samples are generally within 1% to 2% of each other.  Similarly, %magFeSat for WGM’s 2009 sample 2664 and corresponding Altius sample 02148 shows more variance than might be expected, but other assay components are within a close range.  WGM concludes Alderon and Altius sampling and assaying is generally reliable.

Mineral Processing and Metallurgical Testing

Preliminary metallurgical testwork on the Kami deposit was completed by Altius Resources in 2009 on a sample composited from two drillholes.  This work demonstrated that a concentrate of acceptable quality could be produced.  In conjunction with assay of the drill core from the 2010 drill program, over 3,000 Davis Tube tests were completed which serves both as an indicator of magnetite content, as well as the potential recovery and concentrate grade from the application of LIMS in commercial processing of the deposits.  WGM is aware that further metallurgical testwork has been completed since 2009 but has not been provided with any of these results for review, other than the Davis Tube test results which formed a part of the drill core sample “assay” program, as this work is currently ongoing at the time of writing this report.  WGM has been provided with a scope of current work that is ongoing and the scope of the next phase of testwork that is planned.

The indicated presence of manganese in the Kami deposits will require careful consideration in the process development work to ensure the selected flowsheet can maintain market specifications on the mineralization that is ultimately included in the project Mineral Resources/Reserves.  As specifications for iron ore concentrates became more stringent, tolerable levels of manganese have been reduced.  Potential strategies for managing manganese levels to meet the specifications of the world iron ore market include more selectively mining, ore blending and further treatment of concentrates.

Mineral Resource Estimate

WGM Mineral Resource Estimate Statement

WGM has prepared a mineral resource estimate for the Kami Property mineralized zones that have sufficient data to allow for continuity of geology and grades.  Richard Risto, M.Sc, P. Geo of WGM is the qualified person who is responsible for the preparation of the mineral resource estimate. WGM modelled the Rose Central and Mills Lake deposits, but did not include Rose North Zone or other mineralized areas at this time.  More field work and confirmation/infill drilling is required before a mineral resource estimate can be completed on these other areas.  Indicated mineral resources are defined as blocks being within 100 m of a drillhole intercept for Mills Lake and within 150 m for Rose Central.  Inferred mineral resources are interpolated out to a maximum of about 300 m for both deposit areas on the ends/edges and at depth when supporting information from adjacent cross sections was available.

The current drilling pattern is irregular / uneven and certain areas are sparsely drilled, with possibly only one or two holes intersecting the mineralization on a select limb or at depth on some cross sections.  Many of the holes did not penetrate the entire thickness of the mineralized zone due to poor drillhole angles hence the “boundaries” are not well defined in some areas (particularly the dips of the zone and the depth extension).  In general, the mineralization shows fairly good continuity on a gross scale, however, the folded nature and complexity of the Rose Central area is not yet completely understood.  Additional drilling and a more detailed geological interpretation will be required to unravel the inter-layering or in-folding of waste sedimentary units.  The WGM mineral resource estimate is provided in Table 8.

TABLE 8

CATERGORIZED MINERAL RESOURCE ESTIMATE FOR

KAMI PROPERTY (CUTOFF OF 20% TFe)

Category	Zone	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%	SiO2%
Indicated	Rose Central Zone - Hematite-rich	66.7	3.60	31.4	6.9	23.6	2.88	42.4
	Rose Central Zone - Magnetite-rich	309.4	3.54	29.5	21.1	5.0	1.27	45.4
	Total Indicated Rose Central Zone	376.1	3.55	29.8	18.6	8.3	1.56	44.9

	Mills Lake Zone - Hematite-rich	12.2	3.68	34.2	2.7	30.7	4.80	35.3
	Mills Lake Zone - Magnetite-rich	93.8	3.56	30.1	24.5	2.8	0.57	47.0
	Mills Lake Zone - Upper Magnetite-rich	8.2	3.55	29.6	23.0	1.3	0.56	45.6
	Total Indicated Mills Lake Zone	114.1	3.57	30.5	22.1	5.7	1.02	45.6

Inferred	Rose Central Zone - Hematite-rich	10.3	3.60	31.6	7.5	23.9	3.15	41.5
	Rose Central Zone - Magnetite-rich	35.7	3.54	29.3	22.6	3.4	1.16	45.9
	Total Inferred Rose Central Zone	46.0	3.55	29.8	19.2	8.0	1.61	44.9

	Mills Lake Zone - Hematite-rich	8.3	3.70	34.7	2.6	31.1	4.60	35.5
	Mills Lake Zone - Magnetite-rich	60.4	3.56	30.2	24.8	2.8	0.60	46.7
	Mills Lake Zone - Upper Magnetite-rich	3.3	3.55	29.8	23.7	1.3	0.55	45.5
	Total Inferred Mills Lake Zone	71.9	3.58	30.7	22.2	6.0	1.05	45.4

The classification of mineral resources used in the Technical Report conforms with the definitions of NI 43-101, which came into effect on February 1, 2001, as revised on December 11, 2005.  WGM further confirms that, in arriving at its classification, it has followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards.

Mineral resource classification is based on certainty and continuity of geology and grades.  In most deposits, there are areas where the uncertainty is greater than in others.  The majority of the time, this is directly related to the drilling density.  Areas more densely drilled are usually better known and understood than areas with sparser drilling.

General Mineral Resource Estimation Procedures

The block model mineral resource estimate procedure included:

•                  validation of digital data in Gemcom Software International Inc.’s (“GemcomTM”) geological software package — the data was transferred to WGM from Alderon in MSAccess format and was validated both within Access and Gemcom (once the data was imported);

•                  generation of cross sections and plans to be used for geological interpretations;

•                  basic statistical analyses to assess cutoff grades, compositing and cutting (capping)  factors, if required;

•                  development of 3-D wireframe models for zones with continuity of geology/mineralization, using available geochemical assays for each drillhole sample interval; and

•                  generation of block models for mineral resource estimates for each defined zone and categorizing the results according to NI 43-101 and CIM definitions.

Database

Drillhole Data

Data used to generate the mineral resource estimate originated from a dataset supplied by Alderon technical personnel to WGM.  The Gemcom Project was established to hold all the requisite data to be used for any manipulations necessary and for completion of the geological modelling and mineral resource estimate.

The Gemcom drillhole database consisted of 107 diamond drillholes; including “duplicated” hole numbers designated with an “A” nomenclature, meaning the hole was re-drilled in whole or in part, due to lost core/bad recovery.  A total of 68 drillholes totalling 24,079 m were used for the current Mineral Resource estimate; 48 holes at Rose Central and 20 holes at Mills Lake.  These holes were located along the iron mineralization over approximately 1,600 m of strike length and 700 m of width on Rose Central and 1,400 m by 800 m on Mills Lake.  The remaining drillholes in the database were located outside the current area of the Mineral Resources, but many were in close proximity to the main mineralized zone at Rose Central.  A number of these holes will undoubtedly be used in future Mineral Resource estimates once additional drilling is completed leading to a better understanding of the structure, geology and mineralization in these areas.

The drillhole database contained geological codes and short descriptions for each unit and sub-unit and assay data for Head and Davis Tube Concentrate analyses, where available.  The raw sample intervals (565 for Mills Lake and 2,948 for Rose Central, including “internal waste”) within the mineralized zone ranged from 0.7 m to 8.2 m, averaging 3.1 m for Mills Lake and ranged 0.3 m to 7.6 m, averaging 3.1 m for Rose Central.  Approximately 60% of the Head assayed intervals were between 2.8 m and 3.2 m in length for the routine analyses.

Data Validation

Upon receipt of the data, WGM performed the following validation steps:

•                  checking for location and elevation discrepancies  by comparing collar coordinates with the copies of the original drill logs received from the site;

•                  checking minimum and maximum values for each quality value field and confirming/modifying those outside of expected ranges;

•                  checking for inconsistency in lithological unit terminology and/or gaps in the lithological code;

•                  spot checking original assay certificates with information entered in the database; and

•                  checking gaps, overlaps and out of sequence intervals for both assays and lithology tables.

The database tables as originally supplied contained some errors and these were corrected and confirmed by the client before proceeding with the mineral resource estimate.  In general, WGM found the database to be in good order, but was still a work in progress.  After the errors that WGM identified were corrected, there were no additional database issues that would have a material impact on the mineral resource estimate, so WGM proceeded to use the most up to date database supplied by Alderon.  However, further checking and additional information (that was still being acquired at the time of WGM’s report) will likely result in an improved database for future mineral resource estimates.  In addition, future metallurgical and assay testwork will determine the percentage of recoverable iron comprising the mineral resources.

Geological Modelling Procedures

Cross Section Definition

Seven vertical cross sections were defined for Mills Lake Deposit and eight for Rose Central for the purpose of mineral resource estimation.  The holes were drilled on section lines which were spaced 200 m apart for both deposits in the main area of mineralization.  The cross sections were oriented perpendicular to the general strike of the deposits.  Drillholes on cross sections were variably spaced and with variable dips (and directions) leading to a separation of the mineralized intersections from less than 50 m to more than 250 m apart on adjacent holes.  This is due to crisscrossing of holes (on Rose Central) and drilling many holes in a scissor or fan pattern from the same set-up.  Most cross sections contained at least three holes and some had as many as 10 holes passing through the mineralized zone due to the variable drilling pattern.  However, in both deposits the closest spaced drilling was near the surface (in the first 150 to 200 m).  The deeper mineralization, i.e., below 200 m vertical depth, has been tested by fewer holes and both zones are open at depth.

Geological Interpretation and 3-D Wireframe Creation

WGM used Alderon’s internal preliminary geological interpretations from the cross sections as a guide to define the boundaries of the mineralized zones for the mineral resource estimate.  WGM’s zone interpretations of the mineralization were digitized into Gemcom and each polyline was assigned an appropriate rock type and stored with its section definition.  The digitized lines were ‘snapped’ to drillhole intervals to anchor the line which allows for the creation of a true 3 D wireframe that honours the 3-D position of the drillhole interval.  Any discrepancies or interpretation differences between Alderon’s original interpretation and WGM’s final interpretations were discussed with Alderon technical personnel and agreed upon before finalizing the interpretation to be used for the mineral resource estimate.  Mineralized boundaries were digitized from drillhole to drillhole that showed continuity of strike, dip and grade, generally from 100 m to 200 m in extent, and up to a maximum of about 300 m on the ends of the zones and at depth where there was no/little drillhole information, but only if the interpretation was supported by drillhole information on adjacent cross sections.

In each deposit, WGM modelled out the larger and more continuous hematite-rich zones/units/beds within the main magnetite body that appeared to have fairly good correlation between holes and through multiple cross sections.  In the Mills Lake deposit, the hematite-rich unit was located near the middle of the deposit, whereas in Rose Central, two hematite-rich units were separately modelled; one along/near the basal contact of the main magnetite zone and one closer to the middle of the deposit, which was not as consistent.  There appears to be more intermixed hematite and magnetite in this deposit, as well.  This hematite modeling was not perfect due to the lack of drilling information in some areas and the complex nature of the folding in some areas, but WGM was of the opinion that it was better to try to model these units out than just combine them with the more abundant magnetite-rich mineralization, as it may become important for determining processing options and costs of the iron-bearing material in future economic studies.  The “internal” hematite units that were created as 3-D wireframes were used to “overprint” the geological codes in the block model after the block model was updated with the wireframes for the main magnetite units.

The extensions of the mineralization on the ends and at depth took into account the fact that the drilling pattern was irregular and that a proper grid was not complete; hence many drillholes did not penetrate the entire stratigraphy/zone.  The continuity of the mineralization as a whole was quite good, so WGM had no issues with extending the interpretation beyond 250 m distance in some cases, but as stated above, there needed to be supporting data from adjacent sections.  The 3-D model for Rose Central was continued at depth as long as there was drillhole information, however, this extension was taken into consideration when classifying the mineral resources and these areas were given a lower confidence category.  Even though the wireframe continued to a maximum depth of -135 m (approximately 750 m vertically below surface and extending 100 m past the deepest drilling), at this time, no mineral resources were defined/considered below 150 m elevation.

Topographic Surface Creation

A wireframed surface or triangulated irregular network was supplied by Alderon for the topography surface and overburden contacts.  The topography wireframe was derived from a gridded digital elevation model created by Mira Geoscience from the 2008 ground gravity survey.  Mira downloaded SRTM World Elevation 90 m data and fitted the SRTM data to accurate ground gravity station DGPS elevations in GoCad.  The topography wireframe was offset to drillhole overburden/bedrock contacts using Leapfrog3D to create the overburden wireframe and to ensure the overburden did not cross the topography surface where no drillhole information existed.

WGM checked the overburden surface created by Alderon against the drillhole information and found it to be properly created.  These surfaces, as supplied to WGM, were used to limit the upper boundary of the geological block model, i.e., the mineral resources were defined up to the surface representing the bottom of the overburden. WGM ensured that the mineral resource estimate stayed below this overburden surface.

Statistical Analysis, Compositing, Capping and Specific Gravity

Back-Coding of Rock Code Field

The 3-D wireframes / solids that represented the interpreted mineralized zones were used to back-code a rock code field into the drillhole workspace, and these were checked against the logs and the final geological interpretation.  Each interval in the original assay table and the WGM generated composite table was assigned a rock code value based on the rock type wireframe that the interval midpoint fell within.

Statistical Analysis and Compositing

In order to carry out the mineral resource grade interpolation, a set of equal length composites of 3 m was generated from the raw drillhole intervals, as the original assay intervals were different lengths and required normalization to a consistent length.  A 3 m composite length was chosen to ensure that more than one composite would be used for grade interpolation for each block in the model and 3 m is also close to the average length of the raw assay intervals.  Regular down-the-drillhole compositing was used.

Grade Capping

The statistical distribution of the %TFe samples showed good normal distributions considering the number of samples available.  Grade capping, also sometimes referred to as top cutting, is commonly used in the mineral resource estimation process to limit the effect (risk) associated with extremely high assay values, but considering the nature of the mineralization and the continuity of the zones, WGM determined that capping was not required for the either the Mills Lake or Rose Central deposits.

Density/Specific Gravity

Specific gravity is discussed in detail above in “Mineralization by Rock Type and Specific Gravity”.  For the mineral resource estimate, WGM created a variable density model, as typically the SG varies with the iron grade.  Most of the iron formation consists of a mix of magnetite and hematite, but there are sections that contain very little hematite and are mostly magnetite, and vice versa.

Alderon modelled the SG slightly differently than WGM, but came up with a very similar relationship to WGM’s.  Since WGM is of the opinion that there is insignificant difference between the WGM method and the Alderon method, the following WGM formula was used to obtain the density of each block in the model:  %TFe x 0.0294 + 2.677.  This formula also reflects WGM’s experience with other iron ore deposits that it has modelled and it has found that SG shows excellent correlation with %TFe, as is typical with these types of deposits.  Using WGM’s variable density model, a 30% TFe gives a SG of approximately 3.56.

Block Model Parameters, Grade Interpolation and Categorization of Mineral Resources

General

The Kami Property mineral resource estimates were completed using a block modelling method and for the purpose of this study, the grades have been interpolated using an Inverse Distance (“ID”) estimation technique.  ID belongs to a distance-weighted interpolation class of methods, similar to Kriging, where the grade of a block is interpolated from several composites within a defined distance range of that block.  ID uses the inverse of the distance (to the selected power) between a composite and the block as the weighting factor.

Block Model Setup / Parameters

The block model was created using the Gemcom software package to create a grid of regular blocks to estimate tonnes and grades.  Two block models were set-up for the Kami Property mineral resource estimates; one for Mills Lake and one for Rose Central, as they were oriented in different directions along the main strike direction of each deposit.  The parameters used for the block modelling are summarized below.

For both Mills Lake and Rose Central, the block sizes used were:

Width of columns = 5 m

Width of rows = 20 m

Height of blocks = 5 m

Mills Lake used a block model rotation of 30º (anti-clockwise around the origin of the block model) and Rose Central used a rotation of -45º.

Grade Interpolation

The details of the geology and geometry of the Rose Central mineralized body is quite complex and more drilling is required to get a better understanding of the depth potential, dip and internal detail of the hematite-rich and waste units.  However, the gross overall mineralization controls appear to be fairly well understood with the current amount of drilling completed to date.  Both deposits have undergone various degrees of folding, but at this stage of exploration, the search ellipse size and orientations for the grade interpolation were kept simple and based on the current geological knowledge.  For future mineral resource estimates and after more drilling information is available, WGM envisions that due to folding causing orientation/strike complexity and change, different domains will most likely be defined to better control grade distribution along the limbs and to reflect changes in dip/attitude.  Alternately, a technique known as unfolding may be applied during the statistical analysis and the grade interpolation, however, this may not be necessary.  The following lists the general grade interpolation parameters (note that the dip orientation of the search ellipse changed for each deposit):

ID Search Ellipsoid:

450 m in the Strike Direction

350 m in the Across Strike Direction

50 m in the Vertical (Dip) Direction

Minimum / Maximum number of composites used to estimate a block: 2 / 10

Maximum number of composites coming from a single hole: 3

Ellipsoidal search strategy was used with rotation about Z,Y,Z:

Mills Lake:  0°, 30°, 0°

Rose Central: 0°, 75°, 0°

The large search ellipse was used in order to inform all the blocks in the block model with grade, however, the classification of the mineral resources (see below) was based on drillhole density (or drilling pattern), geological knowledge / interpretation of the geology and WGM’s experience with similar deposits.  The %TFe_H grade (interpolated from 3 m composites) was used for the Mineral Resource estimate, however, %SiO2, %Mn, %magFe and %hmFe (calculated) were also interpolated.

The mineralization of economic interest on the Property is oxide facies iron formation, consisting mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with minor carbonate and iron silicates.  The oxide iron formation is mostly magnetite-rich, but some sub-members contain increased amounts of hematite, either inter-mixed with magnetite or as more discrete bands / beds / layers.  WGM is of the opinion that different ratios of hematite to magnetite occur in the different deposits (or parts of the deposits), but this distribution is not yet completely mapped out and understood and should be studied in detail during future work.  Some Davis Tube testwork was also completed on some samples, giving WGM some comparative numbers to our calculated iron in hematite values.  The final WGM calculated %hmFe values were used in the grade interpolation in the block model.

WGM decided to use smaller blocks (20m x 5m x5m) than would be typical for this drillhole spacing and envisioned mining method (large open pit).  The blocks were made smaller in all dimensions so accuracy would not be lost during the Mineral Resource tabulation and so that the narrower hematite-rich zones would not lose resolution.  If larger blocks were used, the narrower portions of the hematite-rich zones may not have been properly defined.

Mineral Resource Categorization

Mineral resource classification is based on certainty and continuity of geology and grades, and this is almost always directly related to the drilling density.  Areas more densely drilled are usually better known and understood than areas with sparser drilling, which would be considered to have greater uncertainty, and hence lower confidence.

WGM has abundant experience with similar types of mineralization to the Property, therefore, we used this knowledge to assist us with our categorization of the mineral resources.  Since the entire drilling grid was not completed to a regular spacing and drillhole pattern, and some holes were not drilled at optimum angles (and in some cases did not penetrate the entire stratigraphy/zone), the mineralization was further extended on the fringes/edges and at depth, particularly in the Rose Central deposit.  The continuity of the mineralization in general was quite good, but internally the continuity of the hematite-rich beds and some waste units is poorly understood due to lack of drilling and folding/geometric complexity.  WGM was of the opinion that extending the geological interpretation beyond the more densely drilled parts of the deposit (again, particularly at Rose Central), was appropriate as long as there was supporting data from adjacent sections.  This extension was taken into consideration when classifying the mineral tesources and these areas were given a lower confidence category; in general, this represented the deeper mineralization.  Variograms were also generated along strike and across the deposit in support of these distances.  WGM has not classified any of the Mills Lake or Rose Central mineralization as measured at this stage of exploration.

Because the search ellipses were large enough to ensure that all the blocks in the 3-D model were interpolated with grade, WGM generated a distance model (distance from actual data point in the drillhole to the block centroid) and reported the estimated mineral resources by distances which represented the category or classification.  WGM chose to use the blocks within the wireframes that had a distance of 100 m or less to be indicated category and +100 m to be inferred category for Mills Lake; and 150 m or less for indicated and +150 m for inferred for Rose Central.  Inferred mineral resources are interpolated out to a maximum of about 300 m for both deposit areas on the ends/edges and at depth when supporting information from adjacent cross sections was available.  The average distance for the total indicated mineral resources at Mills Lake was approximately 63 m and 144 m for the inferred; for Rose Central the corresponding distances were 76 m and 192 m.  The majority of the deeper mineralization is categorized as inferred to due the sparse drillhole information below about 250 m from surface, and the maximum depth that the mineralization was taken to is 150 m elevation (approximately 450 m vertically from surface).

For the mineral resource estimate, a cutoff of 20% TFeHead was determined to be appropriate at this stage of the project.  This cutoff was chosen based on a preliminary review of the parameters that would likely determine the economic viability of a large open pit operation and compares well to similar projects and to projects that are currently at a more advanced stage of study.

Table 9 shows the mineral resource estimate at various cutoffs for comparison purposes.

TABLE 9
CATEGORIZED MINERAL RESOURCES BY %TFe_H CUTOFF
KAMI IRON ORE PROJECT

Cutoff %	Tonnes (million)	TFe%	magFe%	hmFe%	Mn%	SiO2%
Rose Central Indicated Resources
25.0	355.4	30.2	18.7	8.5	1.58	44.5
22.5	372.2	29.9	18.6	8.3	1.56	44.8
20.0	376.1	29.8	18.6	8.3	1.56	44.9
18.0	377.2	29.8	18.5	8.3	1.56	44.9
15.0%	378.0	29.7	18.5	8.2	1.56	45.0

Rose Central Inferred Resources
25.0	44.9	30.0	19.2	8.1	1.62	44.8
22.5	45.8	29.9	19.2	8.0	1.61	44.9
20.0	46.0	29.8	19.2	8.0	1.61	44.9
18.0	46.0	29.8	19.2	8.0	1.61	44.9
15.0%	46.0	29.8	19.2	8.0	1.61	44.9

Mills Lake Indicated Resources
25.0	111.6	30.7	22.2	5.8	1.03	45.6
22.5	113.7	30.6	22.1	5.7	1.02	45.6
20.0	114.1	30.5	22.1	5.7	1.02	45.6
18.0	114.2	30.5	22.1	5.7	1.02	45.6
15.0%	114.2	30.5	22.1	5.7	1.02	45.6

Mills Lake Inferred Resources
25.0	70.8	30.8	22.2	6.1	1.06	45.4
22.5	71.5	30.8	22.2	6.0	1.06	45.4
20.0	71.9	30.7	22.2	6.0	1.05	45.4
18.0	72.0	30.7	22.2	6.0	1.05	45.4
15.0%	72.0	30.7	22.2	6.0	1.05	45.4

Exploration and Development

WGM did not classify any of the Kami Project deposits mineralization as Measured Mineral Resources at this stage of exploration and did not include Rose North Zone or other mineralized areas for the estimate.  More field work and confirmation/infill drilling needs to be done before a Mineral Resource estimate can be completed on these other areas, as outlined below.

The 2010-2011 winter drill program is essentially completed in the field but sample processing and reporting has not yet been completed.  The program consisted of 4,200 m of drilling.  The drilling was focussed primarily on the North Rose Zone.  The summer 2011 program is in the final planning stages and will be launched during the first half of June 2011.  Planned drilling for this program totals 32,000 m with infill on Rose Central (16,000 m); infill on Mills Lake (5,000 m); condemnation drilling (2,000 m); exploration drilling (7,000 m); and geotech drilling (2,000 m).  The exploration component is focussed on Mart Ridge, south of Rose Central, and several magnetic anomalies near the north end of the Kami concessions believed to be folded sections of the Wabush Basin Sokoman Formation. Set out below in Table 10 is a summary of the proposed work plan and budget.

TABLE 10

PROPOSED BUDGET ESTIMATE

Description	Cost ($)	Total Cost ($)
2010-2011 Winter Drilling Program — 4,200 m drilling completed
Sample analysis and testwork in Progress
Drilling	$1,000,000
Sampling	424,000
Salaries	164,625
Accommodations & meals	110,400
Field office costs	77,800
43-101 update	75,000
Travel	27,500
Contingency (15%)	281,899
Subtotal 2010-2011 Winter Drilling program in Progress		$2,161,224

2011 Summer Drilling Program — Approximately 32,000 m
Drilling	$6,600,000
Sampling	1,155,000
Borehole Geophysics	650,000
Salaries	700,000
Accommodations & meals	263,000
Field office costs	312,000
43-101 update	100,000
Reclamation costs	50,000
Travel	70,000
Contingency (20%)	1,980,000
Subtotal 2011 Summer Drilling Program		$11,880,000

2012 Winter Drilling Program — Approximately 8,000 m
Drilling	$1,600,000
Sampling	550,000
Borehole Geophysics	240,000
Salaries	190,000
Accommodations & meals	150,000
Field office costs	100,000
43-101 update	75,000
Reclamation costs	10,000
Travel	32,000
Contingency (20%)	589,400
Subtotal 2012 Winter Drilling Program		$3,536,400

Scoping Study - BBA/Stantec		$650,000
Metallurgical testing — BBA/SGS (completed — results pending)		250,000
Feasibility study — BBA/Stantec (includes $1.4 million for additional metallurgical testwork)		5,400,000
Environmental Field sampling		2,200,000

GRAND TOTAL		$26,077,624

The optimised drillhole planning on Rose Central and Mills have not yet been completed so the following description of the program is general in nature:

•                  The Rose Central infill drilling will be completed on 100-m cross sections between the existing cross sections, as well as fill-in holes on the sections drilled in 2010 to carry the mineral resource to the 150 m elevation (450 m below notional surface ay approximately 600 m elevation).  These holes will be drilled mainly SE to NW;

•                  At Mills Lake, a similar program will follow to infill on existing sections and drill the 100-m cross sections between the existing sections.  No drilling will be completed under Mills Lake;

•                  Condemnation drilling sites will be selected by Stantec at proposed locations of the mill/plant site.  There are three weak magnetic/gravity targets on the eastern boundary of the claims staked in 2010 which will be tested with several short (150 m or less) holes.  There is no strong expectation of significant oxide iron formation, but this is required for permitting purposes.  These latter holes have already been included in the permit application, but not the Stantec drillholes;

•                  The Mart Ridge, which lies on the north limit of the Mills Lake Basin, repeatedly shows magnetic and gravity anomalies.  The Mart drilling by Altius in 2008 intersected two OIF zones similar to what was observed in Mills Lake this year, but the intervals are generally 25-30 m and grade 22-26% Fe in oxides at some depth.  It is possible that the zone increases to the SW.  No drillholes have presently been spotted, since this drilling will be carried out after the Mills Lake infill and condemnation programs are completed; and

•                  Some HQ drilling for whole core grindability tests is also being considered.

Additional Principal Recommendations

In addition to the recommended work program above, WGM made these other principal recommendations for moving the Kami Property forward:

•                  WGM modelled out the larger and more continuous hematite-rich zones/units/beds within the main magnetite bodies that appeared to have fairly good correlation between holes and through multiple cross sections.  The Rose Central deposit is more complex structurally than Mills Lake and at least two hematite-rich units could be separately modelled at this time and there appears to be more intermixed hematite and magnetite in this deposit, as well.  More drilling is required to get a better understanding of the depth potential, dip and internal detail of the hematite-rich and waste units.  It appears that different ratios of hematite to magnetite occur in the different deposits (or parts of the deposits), but this distribution is not yet completely mapped out and understood and should be studied in detail during future work.  WGM is of the opinion that it is important to keep these hematite-rich zones separate in future modelling and Mineral Resource estimates, as it may become important for determining processing options and costs of the iron-bearing material in subsequent economic studies;

•                  At this stage of exploration, the search ellipse size and orientations for the grade interpolation were kept simple and the same sizes were used for both deposits, but the orientation and dips changed based on the geological interpretation.  WGM is of the opinion that the Rose Central mineralized body will require more infill drilling than Mills Lake to get a better understanding of the internal complexity of the hematite-rich zones and waste units and the depth potential / dip of the mineralization. Both deposits have undergone various degrees of folding, and after more drilling is completed, the search ellipse sizes and orientations for the grade interpolation will undoubtedly need to be adjusted based on new knowledge and more detailed information.  For future Mineral Resource estimates, WGM envisions that different domains will most likely be defined to better control grade distribution along the limbs and to reflect changes in dip/attitude; alternately, a technique known as unfolding may be applied during the statistical analysis and the grade interpolation;

•                  Due to the variations in the drilling pattern, separations in the mineralized intersections were anywhere from less than 50 m to more than 250 m apart on adjacent holes.  A more regular pattern of drilling should be used going forward, and wherever possible, it should be a priority for the drillhole to pass through the entire mineralized zone.  Down dip drilling should also be kept to a minimum;

•                  The current 3-D wireframe continued to a maximum depth of -135 m (approximately 750 m vertically below surface and extended 100 m past the deepest drilling) at Rose Central.  The deeper mineralization, i.e., below 200 m vertical depth, has been tested by few drillholes and both zones are open at depth.  A targeted exploration program will most likely increase the Mineral Resources at depth, however, an “economic lower level” or maximum depth of viable extraction should be determined in a subsequent Preliminary Assessment;

•                  Future metallurgical testwork must consider the results of the current testwork which are not yet available.  Additional exploration drilling, as well as geological interpretation updates, may necessitate further bench scale testing on any possible variations in mineralogy from that already identified.  In WGM’s opinion, the results of the current process development work will guide the need to submit possible variations in the mineralogy to further bench scale testing to establish grade and recovery factors to support Mineral Reserve estimates, as well as the scale of the pilot operation that may be required to support detailed flowsheet development and process design parameters for a final feasibility.  It is important that representative samples of the mineralization are selected for the next phase of testwork and that its scope is based on a complete knowledge of the deposits to be mined; and

•                  WGM anticipates that areas of the deposit with higher concentrations of manganese will require particular attention in support of Mineral Reserve estimates where it may be necessary to confirm that the manganese levels in the concentrates produced from these areas can be maintained at or below market requirements.  It is worthy of note that the Mn in the Kami deposits occur in minerals that may not have concentration issues and it may be possible to reduce the manganese in the product by selective mining and blending or inclusion of a manganese reduction plant.

Other Assets

The Company does not have any material assets other than those described above.

RISK FACTORS

An investment in the securities of the Company may be regarded as speculative due to the Company’s stage of development. Risk factors relating to the Company could materially affect the Company’s future results and could cause them to differ materially from those described in forward-looking statements relating to the Company. Investors should give careful consideration to all of the information contained in this AIF and, in particular, the following risk factors:

Risks Relating to the Business of the Company

Alderon depends on a single mineral project

The Kami Property accounts for all of Alderon’s mineral resources and the current potential for the future generation of revenue. Any adverse development affecting the Kami Property will have a material adverse effect on Alderon’s business, prospects, financial performance and results of operations.

The successful start of mining operations at, and the development of, the Kami Property into a commercially viable mine cannot be assured

There are numerous activities that need to be completed in order to successfully commence production at the Kami Property, including, without limitation, completion of a formal feasibility study, optimizing the mine plan, recruiting and training personnel, negotiating contracts for the supply of power, for the sale of iron ore and for shipping, updating, renewing and obtaining, as required, all necessary permits including, without limitation, environmental permits, and handling any other infrastructure issues. There is no certainty that Alderon will be able to recruit and train personnel, negotiate power supply, iron ore sales, and shipping agreements on terms acceptable to Alderon, or that Alderon will be able to update, renew and obtain all necessary permits to start or to continue to operate the Kami Property. Most of these activities require significant lead times and Alderon will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Property and will have a material adverse effect on Alderon’s business, prospects, financial performance and results of operations.

Additionally, estimates of mineral resources are, to a large extent, based on the interpretation of geological data obtained from drillholes and other sampling techniques. This information is used to calculate estimates of the configuration of the mineral resource, expected recovery rates, anticipated environmental conditions and other factors. As a result, mineral resource estimates for the Kami Property may require adjustments or downward revisions based upon further exploration or development work or actual production experience, adversely impacting the economics of the Kami Property. As such, there can be no assurance that Alderon will be able to complete development of the Kami Property at all or on time or to budget due to, among other things, and in addition to those factors described above, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Should any of these events occur, it would have a material adverse effect on Alderon’s business, prospects, financial performance and results of operations.

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth

Alderon is dependent on the services of key executives including Alderon’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon’s interests and the advancement of the Kami Property, as well as the identification of new opportunities for growth and funding. Due to Alderon’s relatively small size, the loss of these persons or Alderon’s inability to attract and retain additional highly skilled employees required for the development of Alderon’s activities may have a material adverse effect on Alderon’s business or future operations.

In addition, Alderon anticipates that as it brings the Kami Property into production and as Alderon acquires additional mineral rights, Alderon will experience significant growth in its operations. Alderon expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that Alderon will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively would have a material adverse effect on Alderon’s business, financial condition and results of operations.

Changes in the market price of iron ore, which in the past has fluctuated widely, affect the future profitability of Alderon’s operations and financial condition

Alderon’s revenues in the future, if any, are expected to be in large part derived from the sale of iron ore. The price of this commodity has fluctuated widely in recent years and is affected by factors beyond the control of Alderon including, but not limited to, international economic and political trends, changes in industrial demand, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of this commodity due to new mine developments and mine closures. All of these factors will have impacts on the viability of the Kami Property that are impossible to predict with certainty.

Alderon will require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to Alderon

Alderon currently has limited financial resources and no source of operating cash flow. Further development and exploration of the Kami Property depends upon Alderon’s ability to obtain financing through joint ventures, equity or debt financings, production-sharing arrangements or other means. There is no assurance that Alderon will be successful in obtaining required financing as and when needed. If Alderon is unable to obtain additional financing under these circumstances, it would continue to consider other options, such as (i) sales of assets, (ii) sales of equity, or (iii) vending of interests in or deposits comprising the Kami Property. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property and will have a material adverse effect on Alderon’s business, prospects, financial performance and results of operations.

Alderon has no history of mining operations

Alderon has no history of mining operations, and there is no assurance that it will successfully produce iron ore, generate revenue, operate profitably or provide a return on investment in the future. Other factors mentioned in this AIF may also prevent Alderon from successfully operating a mine.

Alderon requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that Alderon has obtained, could have a material adverse impact on Alderon

Alderon’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Kami Property, requires permits from various Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits which Alderon requires for its exploration and development activities and later construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that Alderon has obtained, could have a material adverse impact on Alderon.

The Kami Property falls within an area that is subject to unresolved land claims by various First Nations groups, and issues in the consultation process may adversely impact Alderon’s operations

The Company conducts its operations in western Labrador in the Province of Newfoundland and Labrador and in north-eastern Québec, which areas are subject to conflicting First Nations land claims. Aboriginal claims to lands, and the conflicting claims to traditional rights between aboriginal groups, may have an impact on the Company’s ability to develop the Kami Property. The boundaries of the traditional territorial claims by these groups, if established, may impact on the areas which constitute the Kami

Property. Mining licenses and their renewals may be affected by land and resource rights negotiated as part of any settlement agreements entered into by governments with First Nations.

Section 35 of the Constitution Act, 1982 recognizes and affirms existing aboriginal and treaty rights. There have also been significant judicial decisions which have impacted the relationship of Aboriginal peoples with government. Government activities cannot infringe upon Aboriginal rights unless there is proper justification. When development is proposed in an area to which an Aboriginal group asserts Aboriginal rights and titles, and a credible claim to such rights and titles has been made, a developer may be required to conduct consultations concerning the proposed development with the Aboriginal group that may be affected by the project.

Consultations can vary depending on the nature of the Aboriginal right affected and the degree of impact. The results of the consultations may conclude that the interests of the Aboriginal group be accommodated wherever appropriate. Obligations can range from information sharing to provisions for the participation of the Aboriginal group in the development and compensation for impacts. Consultation must be meaningful with the view to accommodating the interests of the aboriginal group affected.

The Labrador Innu, as represented by the Innu Nation, is the only Aboriginal party with a land claim that has been accepted by the Government of Newfoundland and Labrador. The Innu of Labrador claim Aboriginal rights and title to land and resources in western Labrador in an area which includes the Kami Property. The claim has been accepted by the Governments of Canada and of Newfoundland and Labrador

There are a number of Innu groups based in Québec who assert Aboriginal rights in Québec and Labrador. The Innu of Québec, located at Matimekush-Lac Jean near Schefferville, and at the communities of Uashat mak Mani-Utenam, near Sept-Iles, assert Aboriginal rights to traditional lands which include parts of Québec and Labrador. These claims were accepted by the Government of Canada in 1979 and by the Government of Québec in 1980 and negotiations have taken place with regard to the Québec part of the claim. The claims have not been accepted by the Government of Newfoundland and Labrador. No land claim settlement agreements have been reached between Canada or the Province of Newfoundland and Labrador with the Innu of Québec. These claim areas include the areas of the Kami Property and the Québec Innu may be regarded as having overlapping credible land claims in the Kami Property area.

The Innu of Matimekush-Lac John and Uashat mak Mani Utenam are two of five Innu communities living in north-eastern Québec who in 2009 formed the “Innu Strategic Alliance” seeking to have their ancestral rights on their traditional lands which extend on both sides of Québec-Labrador border recognized by Governments. The Innu Alliance seeks to exercise their traditional rights to hunt in a territory called “Nitassinan”, and specifically the parts located within the borders of Labrador, and have objected to the “New Dawn” agreement signed between the Innu Nation of Labrador and the Government of Newfoundland and Labrador under which compensation in respect of the Churchill Hydroelectric Projects will be paid to the Labrador Innu. The Québec Innu were not included in that agreement.

The Innu Alliance has engaged in various political activities, including a demonstration at the Parliament of Canada in November 2009, a caribou hunt in Labrador in February 2010 and visits to the House of Assembly of Newfoundland and Labrador.

At times, the Innu Strategic Alliance has stated that, in order to have their ancestral rights, including the caribou hunt recognized, the Québec Innu would if necessary seek to block natural resource development projects in Labrador and Québec, such as the Churchill hydro electric project in Labrador, the La Romaine hydro electric project in Québec and mining projects near Schefferville.

In March 2010, the Federal Minister of Indian and Northern Affairs proposed creating a forum for talks between the Innu residing both in Québec and in Newfoundland and Labrador regarding their overlapping land claims. Canada is currently negotiating land and resource rights with the Innu of Labrador. The Minister indicated that Canada is willing to provide funding to both Innu parties to enter into exploratory talks and the Minister has appointed a special representative to act as facilitator in hopes of resolving these overlapping land claim issues.

The federally established land claim process provides for overlap agreements where two or more Aboriginal groups have overlapping claims. The Government of Newfoundland and Labrador has indicated that it would not be a party to overlap agreement negotiations.

The Naskapi Nation located at Kawawachikamach, Québec, about 25 kilometres northeast of Schefferville, has concluded a settlement agreement with Canada and the Province of Québec with respect to land claims in Québec in proximity to Schefferville Projects area. In 1978 the Naskapi entered into a comprehensive land claim agreement, called the North-eastern Québec Agreement, which resolved these claims in and to parts of Québec including in the Schefferville Projects area.

The Naskapi Nation asserts rights in and to part of Labrador including the Schefferville projects area, but this claim has not been accepted by Government of Canada or by Newfoundland and Labrador. No land claim settlement agreement has been reached between Canada or the Province of Newfoundland and Labrador with the Naskapi Nation with respect to asserted claims in Labrador.

The Company has undertaken a consultation program with all First Nations communities having an interest in or asserted claims to, historical lands or treaty or Aboriginal rights in the Kami Property area, or who may be impacted by the Kami Property.

On August 11, 2010, Alderon concluded a MOU with the Innu Nation of Labrador whereby the parties agreed to an ongoing business relationship with respect to the development of Alderon’s Newfoundland and Labrador exploration and development activities, mainly with respect to the Kami Property. The MOU establishes that Alderon and the Innu Nation will work together to establish a long term, mutually beneficial, cooperative business relationship. Further details about the MOU are found above in the Section “Description and General Development of the Business — Year Ended December 31, 2010 Developments — Memorandum of Understanding with Innu of Labrador.”

There can be no assurance that the Company will be successful in reaching agreements with all First Nations groups who may assert Aboriginal rights or may have a claim which affects the Company’s properties or may be impacted by the Kami Property, including the Innu Nation of Labrador, Naskapi or the Québec Innu.

One or more titles to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects

Alderon cannot guarantee that one or more titles to the Kami Property will not be challenged. Title insurance is generally not available for mineral properties and Alderon’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Alderon has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Alderon being unable to operate on all or part of the Kami Property as permitted or being unable to enforce its rights with respect to all or part of the Kami Property.

Alderon needs to enter into contract with external service and utility providers

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Property, Alderon will need to negotiate and conclude various agreements with external service and utility providers for rail transportation, power and port access and these are important determinants which affect capital and operating costs.

The Company’s future operations will require rail transportation from the Kami Property to a sea port (expected to be the Port of Sept-Îles) and ship berthing, storage and loading facilities at such port.  The Company has not yet concluded agreements with the relevant rail companies or port operators necessary for the transportation and handling of the Company’s planned production of iron ore and there can be no assurance that agreements on acceptable terms will be concluded. The inability to conclude any such agreements could have a material adverse effect on the Company’s results of operations and financial condition and render the development of a mine on the Kami Property unviable. In addition, with increased activity by iron mine developers, short term shipments at the Port of Sept-Îles are expected to increase significantly in the future. To meet this demand, the Port of Sept-Îles is proposing to develop a common user facility at Pointe-Noire. By having access to a common user facility, the Company will be able to reduce capital requirements for the development of the Kami Property. However, there is no assurance that this common user facility will be completed or available to the Company.

Although low cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the Wabush region for the existing mine operations, the current availability of additional electric power on the existing infrastructure in the region is limited. The solution to the current power capacity situation is the construction of a third 230 kV line from Churchill Falls; however, no agreements have been reached for such construction and there is no certainty it will occur. If the current power capacity issues in the Wabush region are not resolved in time for the Kami Property’s development, Alderon will have to investigate other sources of power. There is no certainty that the Company will be able to access sources of power on economically feasible terms and this could have a material adverse effect on the Company’s results of operations and financial condition and render the development of a mine on the Kami Property unviable.

The figures for Alderon’s mineral resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated

Unless otherwise indicated, mineral resource estimates presented in this AIF and in Alderon’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate.

Because Alderon has not commenced production at the Kami Property, mineral resource estimates for the Kami Property may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Alderon’s insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable

Alderon’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Kami Property or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Alderon maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. Alderon may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Alderon or to other companies in the mining industry on acceptable terms. Alderon might also become subject to liability for pollution or other hazards which may not be insured against or which Alderon may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Alderon to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Mining operations generally involve a high degree of risk

Mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, all or part of the Kami Property and other producing facilities, damage to life or property, environmental damage and possible legal liability. Should any of these risks and hazards affect any of Alderon’s proposed mining operations, it may cause the cost of production to increase to a point where it would no longer be economic to produce iron ore from the Kami Property, which would have a material and adverse affect on the financial condition, results of operation, and cash flows of Alderon.

Alderon is subject to significant governmental regulation

Alderon’s operations and exploration and development activities in Canada are subject to extensive federal, provincial, territorial and local laws and regulation governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with native groups, labour standards and occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in Alderon incurring significant expenditures. Alderon may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Alderon’s operations and delays in the development of the Kami Property.

Alderon’s activities are subject to environmental laws and regulations that may increase Alderon’s costs of doing business and restrict its operations

All of Alderon’s exploration and production activities in Canada are subject to regulation by governmental agencies under various environmental laws. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in Alderon’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect Alderon’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of Alderon’s business, causing Alderon to re-evaluate those activities at that time.

The Kami Property is located immediately to the south of Duley Lake Provincial Park and partially is common with an area designated as the Pike Lake South Conservation Zone.  The conservation zones, also referred to as a wetlands management units, were the outcome of the Wetlands Stewardship Agreement entered into by the Town of Labrador City and the Province of Newfoundland and Labrador in 2005. The stewardship agreement is a formal commitment to honour the goals of the wetland conservation plan within specific management units.  A wetland management unit is an environmentally sensitive area or a protected area, and is a significant wetland identified as important to waterfowl during nesting, brood-raising, feeding and/or staging.  As such, exploration activities in these areas are subject to the additional approval of both the municipality and the Province of Newfoundland and Labrador and work is approved in accordance with the limitations of working in a conservation zone. There can be no assurance that Alderon will obtain these additional required approvals to conduct exploration, development or mining activities in the conservation zones.

Mineral exploration is speculative and uncertain

The exploration for, and development of, mineral deposits involve significant risks. Few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, which fluctuate widely, and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The combination of these factors may result in Alderon expending significant resources (financial and otherwise) on a property without receiving a return.

Increased competition could adversely affect Alderon’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. Alderon may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than Alderon. Alderon may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect Alderon’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Alderon has a history of losses and expects to incur losses for the foreseeable future

Alderon has incurred losses since its inception and Alderon expects to incur losses for the foreseeable future. Alderon expects to continue to incur losses unless and until such time as the Kami Property enters into commercial production and generate sufficient revenues to fund continuing operations. The development of the Kami Property will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and Alderon’s acquisition of additional properties, some of which are beyond Alderon’s control. There can be no assurance that Alderon will ever achieve profitability.

Situations may arise where Alderon’s directors and officers are in direct competition with Alderon

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with Alderon. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of Alderon are or may become directors or officers of other companies engaged in other business ventures.

Alderon does not have a dividend history or policy

No dividends on the Common Shares have been paid by Alderon to date. Alderon anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Alderon’s Board of Directors after taking into account many factors, including Alderon’s operating results, financial condition and current and anticipated cash needs.

Altius is a significant shareholder of Alderon

Altius and its parent, Altius Minerals Corporation, hold approximately 39.85% of the issued and outstanding Common Shares. Due to Altius’ significant shareholdings in Alderon, other than in respect of transactions in which Altius has an interest that is different from the interests of other Alderon shareholders such that applicable securities laws would require approval by Alderon’s minority shareholders, Altius may be able to control the outcome of any corporate transaction or other matter submitted to shareholders for approval, including a merger or the sale of all or substantially all of Alderon’s assets. The interests of Altius may conflict with the interests of Alderon’s other shareholders. In addition, third parties may be discouraged from making a tender offer or bid to acquire Alderon because of this concentration of ownership.

Alderon’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of Common Shares distributed hereunder will be affected by such volatility.

DIVIDENDS

The Company has not, since the date of its incorporation, declared or paid any dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. For the immediate future, Alderon does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the Company’s earnings, if any, the Company’s financial condition and such other factors as the directors of the Company consider appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this AIF, 82,474,914 Common Shares were issued and outstanding as fully paid and non-assessable shares.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

MARKET FOR SECURITIES

Market

The Company’s Common Shares are listed on the TSX-V under the trading symbol “ADV” and trade on the OTCQX International under the symbol “ALDFF”.

Trading Price and Volume

The following table sets out the monthly high and low trading prices and the monthly volume of trading of the Common Shares of the Company on the TSX-V during the most recently completed financial year:

	High ($)	Low ($)	Volume
January 2010	1.54	0.94	1,005,800
February 2010	1.76	1.44	320,500
March 2010	2.75	1.54	746,400
April 2010	2.75	1.65	942,745
May 2010	2.05	1.52	678,235
June 2010	1.60	0.85	2,101,346
July 2010	1.41	0.88	1,408,832
August 2010	1.50	1.26	1,717,863
September 2010	1.75	1.20	3,493,582
October 2010	1.85	1.44	3,052,172
November 2010	2.47	1.52	7,367,825
December 2010	3.24	2.18	5,072,375

Prior Sales

The following summarizes the Common Shares and warrants issued by the Company during the most recently completed financial year:

Date	Description	Number of Securities	Price per Share / Exercise Price ($)
3-Mar-10	Common Shares issued pursuant to a property acquisition transaction	5,000,000	0.15
3-Mar-10	Common Shares issued pursuant to a non-brokered private placement	10,000,000	0.15
3-Mar-10	Finder’s Warrants issued pursuant to a non-brokered private placement	1,000,000	0.15
3-Mar-10	Common Shares issued pursuant to a non-brokered private placement	10,000,000	1.00
3-Mar-10	Finder’s Warrants issued pursuant to a non-brokered private placement	445,500	1.00
23-Mar-10	Common Shares issued pursuant to a non-brokered private placement	1,818,182	2.75
23-Mar-10	Warrants issued as part of finder’s warrants on a non-brokered private placement	90,910	2.75
10-Aug-10	Common Shares issued on the exercise of outstanding warrants	18,000	1.00
1-Sep-10	Common Shares issued on the exercise of outstanding warrants	100,000	0.10
8-Sep-10	Common Shares issued on the exercise of outstanding warrants	1,400,000	0.10
9-Sep-10	Common Shares issued on the exercise of outstanding warrants	900,000	0.10
15-Sep-10	Common Shares issued on the exercise of outstanding warrants	600,000	0.10
24-Nov-10	Common Shares issued on the exercise of outstanding warrants	300,000	0.15

Date	Description	Number of Securities	Price per Share / Exercise Price ($)
29-Nov-10	Common Shares issued on the exercise of outstanding warrants	15,000	0.15
30-Nov-10	Common Shares issued on the exercise of outstanding warrants	485,000	0.15
03-Dec-10	Common Shares issued on the exercise of outstanding warrants	200,000	0.15
03-Dec-10	Common Shares issued on the exercise of outstanding warrants	24,000	1.00
05-Dec-10	Common Shares issued pursuant to the exercise of the Altius Option Agreement	32,285,006	2.46
14-Dec-10	Common Shares issued on the exercise of outstanding stock options	40,000	1.50
16-Dec-10	Common Shares issued pursuant to a brokered private placement	9,125,000	2.20
16-Dec-10	Warrants issued pursuant to a brokered private placement	4,562,500	2.80
16-Dec-10	Agents’ options issued pursuant to a brokered private placement	547,500	2.20
16-Dec-10	Warrants underlying agents’ options pursuant to a brokered private placement	27,500	2.80

ESCROWED SECURITIES

Certain Common Shares of the Company are subject to the Escrow Agreements. The following Common Shares of the Company are held by, and are subject to the terms of, the Escrow Agreements as at the date of this AIF:

Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common	9,321,253	11.305%

Computershare Trust Company of Canada acts as escrow agent pursuant to the Escrow Agreements.  A total of 75% of the Common Shares held in escrow pursuant to the Escrow Agreements have been released as of the date of this AIF. The remaining 25% will be released on September 3, 2011.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of Alderon, positions held by them with Alderon and their principal occupations for the past five years are as set forth below. The term of office of each of the present directors expires at the next annual general meeting of shareholders. After each such meeting, the Board of Directors appoints the Company’s officers and committees for the ensuing year.

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)

Mark J. Morabito North Vancouver, BC CEO, President & Director	CEO, President and Director of the Company from March 3, 2010; Founder and Chairman of Crosshair Exploration & Mining Corp. from 1998 to date; Chairman and Director of Excelsior Mining Corp since 2007.	Dec 15, 2009	3,180,000

Stan Bharti Toronto, ON Executive Chairman & Director	President and Chief Executive Officer of Forbes & Manhattan, Inc. from 2001 to date.	March 3, 2010	2,700,000

R. Bruce Humphrey(3) Midland, ON Director	Business and mining consultant.	March 3, 2010	500,000

Brad Boland(3) Newmarket, ON Director	Certified Management Accountant. Chief Financial Officer and Director of Dacha Strategic Metals Inc. from October 2009 to May 2011; Chief Financial Officer, Crocodile Gold Inc. from July 2009 to 2011; Chief Financial Officer, Consolidated Thompson Iron Mines Limited, 2007 to June 2009; Vice President Corporate Controller, Kinross Gold Corp. from 2005 to 2007; Corporate Controller and Vice President, Finance, Goldcorp Inc. from 1998 to 2005.	March 3, 2010	250,000

John A. Baker, Q.C. St. John’s, NL Director	Senior Partner of the law firm, Ottenheimer Baker since 1976; Director of Altius Minerals Corporation since 1997, Chairman of the Board of Altius Minerals Corporation since 2006.	December 10, 2010	Nil

Brian F. Dalton St. John’s, NL Director	Co-Founder, President, Chief Executive Officer and Director of Altius Minerals Corporation since 1997.	December 10, 2010	Nil

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)

David J. Porter(3) Toronto, ON Director

Senior executive/management consultant since 2008; Vice-President Administration of The Iron Ore Company of Canada in 2008; Vice-President Human Resources and Organization Effectiveness of The Iron Ore Company of Canada from 1996-2007.

		December 10, 2010	Nil

Matthew Simpson Pickering, ON Director

President and Chief Executive Officer of Black Iron Inc. since December 2010; Chief Operating Officer of Alderon from September 20, 2010 to May 7, 2011. From 2002 to September 2010, Mr. Simpson held various positions at The Iron Ore Company of Canada, including General Manager Primary Ore (Mine) from 2007 to 2010.

		April 25, 2011	Nil

Sonya Atwal Surrey, BC CFO	CFO of the Company from March 3, 2010; Chief Financial Officer of Crosshair Exploration & Mining Corp. (“Crosshair”) from February 2011 to date; Controller of Crosshair from 2005 to February 2011; Chief Financial Officer of Excelsior Mining Corp. from May 2007.	March 3, 2010	50,000

Simon Marcotte Toronto, Ontario Vice President, Business Development	Vice President Business Development of Alderon since May, 2010; Director and Partner of Cormark Securities Inc. from 2006 to May 2010; Director of CIBC World Markets from 1999 to 2006.	May 1, 2010	101,000

Patrick Gleeson Toronto, ON Corporate Secretary	Practicing corporate finance and securities lawyer from 2002 to date; Director of Alderon from March 3, 2010 to December 10, 2010; Corporate Secretary, Alexis Minerals Corporation from 2005 to 2007; Lawyer at Cassels Brock & Blackwell LLP from 2002 to 2007.	January 19, 2011	250,000

Name, Residence and Present Position with the Company(1)	Principal Occupation during the last Five Years(1)	Date of Appointment	# of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised (2)

Brian Penney Toronto, ON Chief Operating Officer

Chief Operating Officer of Alderon since May 7, 2011. From 2001 to May 2011, Mr. Penney held various positions at The Iron Ore Company of Canada, including General Manager of All Processing Facilities, General Manager of Mining Operations and General Manager of Integrated Planning.

		May 7, 2011	Nil

(1)           The information as to city and province of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)           Common Shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers.  Unless otherwise indicated, such Common Shares are held directly.  These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

(3)           Current member of the Audit Committee of the Company.

As a group, the directors and executive officers of Alderon beneficially own, or control or direct, 8,131,000 Common Shares or 9,86% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of the Company is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) of an issuer that, while that person was acting in that capacity,

(a)                                  was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)                                 was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the issuer access to any exception under Canadian securities legislation, for a period of more than 30 consecutive days.

Other than as disclosed below, no director or executive officer or shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company:

(a)                                  is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)                                 has, within 10 years before the date of this AIF become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Other than as disclosed below, no director or officer of the Company or a shareholder holding a sufficient number of Common Shares to affect materially the control of the Company has been subject to:

(a)                                  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Stan Bharti was a director of Galaxy OnLine Inc., which on May 29, 2001 became subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements, and a director of William Multi-Tech Inc., which on May 29, 2001 became subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements and a director of Stetson Oil & Gas Ltd. which on May 7, 2008 became subject to a cease trade order for failing to file its financial statements.  This cease trade order was revoked on May 30, 2008.  Mr. Bharti was a director of BLM Service Group Inc., which was petitioned into receivership on May 31, 2001.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a Proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improve.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the Proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of the Company may not be made available to the Company, but rather may be offered to a company with competing interests. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any personal interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matters.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

John A. Baker is a director and the Chairman of Altius and has disclosed to the Company that he has an interest in any transaction between the Company and Altius. In accordance with the Business Corporations Act (British Columbia), Mr. Baker abstains from voting on any contract transaction with Altius that is material to the Company.

Brian F. Dalton is the President and Chief Executive Officer of Altius and has disclosed to the Company that he has an interest in any transaction between the Company and Altius. In accordance with the Business Corporations Act (British Columbia), Mr. Dalton abstains from voting on any contract transaction with Altius that is material to the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company and its properties are not subject to any legal or other actions, current or pending, which may materially affect the Company’s operating results, financial position or property ownership. During the most recently completed financial year, (i) no penalties or sanctions were imposed against the Company by a court or regulatory body and (ii) no settlement agreements were entered into by the Company with a court or a securities regulatory authority.

PROMOTERS

No person has acted as a promoter of the Company during the last two most recently completed financial years or during the current financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth below and other than transactions carried out in the ordinary course of business of the Company or it subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the three most recently completed financial years of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

The Company acquired Privco, a private company controlled by Mark J. Morabito in consideration for the issuance 5,000,000 Common Shares of Alderon to Mr. Morabito.  Privco entered into the Altius Option Agreement with Altius, which agreement was subsequently assigned to Alderon.  On completion of the Privco Acquisition, Privco became a wholly-owned subsidiary of Alderon.  The details of the Privco Acquisition and Altius Option are described under “Description and General Development of the Business — Year Ended December 31, 2009 Developments” and “Description and General Development of the Business — Year Ended December 31, 2010 Developments”.

Altius and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 39.85% of the issued and outstanding Common Shares.

Altius entered into the Altius Option Agreement with Privco, which agreement was subsequently assigned to Alderon.  32,285,006 Common Shares were issued to Altius upon Alderon’s exercise of the Altius Option to acquire 100% interest in the Kami Property.  Altius retains a 3% gross sales royalty on iron concentrate from the Kami Property and has a material interest in the Kami Property transactions. John A. Baker is the Chairman of Altius and Brian F. Dalton is the Chief Executive Officer of Altius.  The details of the Altius Option and Altius Option Exercise are described under “Description and General Development of the Business — Year Ended December 31, 2009 Developments” and “Description and General Development of the Business — Year Ended December 31, 2010 Developments.”

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Investor Services Inc. with its office located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1.                                       Acquisition Agreement, as amended, as described in this AIF under “Glossary”, “Description and General Development of the Business — Year Ended December 31, 2009 Developments” and “Description and General Development of the Business — Year Ended December 31, 2010 Developments”.

2.                                       Altius Option Agreement as described in this AIF under “Glossary” and “Description and General Development of the Business — Year Ended December 31, 2009 Developments”.

3.                                       Assignment Agreement as described in this AIF under “Glossary” and “Description and General Development of the Business — Year Ended December 31, 2009 Developments”.

4.                                       Royalty Agreement dated December 6, 2010 between Altius Resources Inc. and the Company pursuant to which Altius retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.  See “Description and General Development of the Business — Year Ended December 31, 2010 Developments — Altius Option Exercise”.

5.                                       Escrow agreement dated February 25, 2010 entered into among Alderon, Mark J. Morabito and Computershare pursuant to which 5,000,000 Common Shares owned by Mark J. Morabito are to be held in escrow pursuant to the terms of such escrow agreement and the requirements of the Exchange.  See “Escrowed Securities”.

6.                                       Escrow agreement dated December 6, 2010 entered into among Alderon, Altius Minerals Corporation and Computershare pursuant to which 32,285,006 Common Shares owned by Altius Minerals Corporation are to be held in escrow pursuant to the terms of such escrow agreement and the requirements of the Exchange.  See “Escrowed Securities”.

7.                                       Underwriting agreement dated December 16, 2010 among Alderon, Haywood Securities Inc., Dundee Securities Corporation, GMP Securities L.P. and Raymond James Ltd. relating to the December 2010 Financing referred to under “Description and General Development of the Business — Year Ended December 31, 2010 Developments”.

8.                                       Warrant Indenture between Alderon and Computershare dated as of December 16, 2010 providing for the issue of up to 4,562,500 Warrants of Alderon relating to the December

2010 financing referred to under “Description and General Development of the Business — Year Ended December 31, 2010 Developments”.

INTEREST OF EXPERTS

The disclosure with respect to the Kami Property contained in this AIF is based on the Technical Report prepared by WGM and jointly prepared by Richard W. Risto, M.Sc., P.Geo., Senior Associate Geologist of WGM, Michael Kociumbas, P.Geo., Senior Geologist and Vice-President of WGM, and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer of WGM, each a qualified person as defined in NI 43-101 and each has reviewed and consented to the disclosure with respect to the Kami Property contained in this AIF.

To the best knowledge of the Company, none of the qualified persons referenced above, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

With respect to the auditors of the Company, Davidson & Company LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information on the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness to the Company, principal holders of the securities of the Company and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual general meeting, which is filed on SEDAR. Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2010 and the related management’s discussion and analysis of financial conditions and results of operations, both of which are available on SEDAR.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), reporting issuers are required to provide disclosure with respect to its audit committee, including the text of the audit committee’s charter, composition of the committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee.

Audit Committee Charter

The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors: Brad Boland, R. Bruce Humphrey and David J. Porter. As defined in NI 52-110, Brad Boland, R. Bruce Humphrey and David J. Porter are all

“independent”. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience

All of the members of the Audit Committee are senior level executive business persons with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour.  In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors and/or senior officers of public companies other than the Company.

Mr. Boland is a Certified Management Accountant.  He was the Chief Financial Officer of Crocodile Gold Corp and Dacha Strategic Metals Inc.from 2009 to 2011 and the Chief Financial Officer of Consolidated Thompson Iron Mines Limited until July 2009.  He also served as the Vice President, Corporate Controller of Kinross Gold Corp. from 2005 to 2007 and the Vice President and Corporate Controller of Goldcorp. Inc. from 1998 to 2005.  Mr. Boland received his Business (Hons.) degree from Wilfred University, Ontario in 1992.

Mr. Humphrey a mining engineer with over 35 years’ experience with such major companies as Inco Inc., Cominco Ltd. and Noranda Inc.  He was the President and Chief Executive Officer of Desert Sun Mining Corp. from 2004 to 2006 and the Senior Vice President and Chief Operating Officer of Goldcorp. Inc. from 1998 to 2004.  Mr. Humphrey received his Bachelor of Science, Mining Engineering from the University of Saskatchewan in 1974.  He is a member of the Professional Engineers of Ontario.

Mr. Porter is a Senior Executive/Management Consultant in private practice.  From 1992 to 2009, Mr. Porter held various executive officer positions with The Iron Ore Company of Canada, including Vice-President Administration in 2008 and Vice-President Human Resources and Organization Effectiveness from 1996-2007 Mr. Porter received his Bachelor of Commerce degree from Laurentian University, Ontario in 1975 and completed the Executive Leadership Program at Duke University, North Carolina in 2005.

Audit Committee Oversight

During the most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on the exemptions contained in section 2.4 or under part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the audit committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor during the Company’s fiscal years ended December 31, 2009 and December 31, 2010, by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees(1)
December 31, 2009	$35,343	Nil	$12,300	Nil
December 31, 2010	$47,000	$13,500	$1,500	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

SCHEDULE A

ALDERON RESOURCE CORP.

AUDIT COMMITTEE CHARTER

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial -information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•                  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•                  Review and appraise the performance of the Company’s external auditors.

•                  Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.  At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)                                  Review and update the Charter annually.

(b)                                 Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)                                  Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)                                 Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)                                  Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)                                 Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)                                  In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)                                 Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)                                  Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)                                 Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)                                  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)                                    Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)                                 Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)                                 Review certification process.

(i)                                     Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.